Form 20-F
Clarivate Analytics PLC
filed 2019-05-17
CIK 1764046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: May 13, 2019

Commission file number: 001-38911

Clarivate Analytics Plc

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Jersey, Channel Islands

(Jurisdiction of Incorporation or Organization)

4th Floor, St. Paul’s Gate, 22-24 New Street

St. Helier, Jersey JE1 4TR

(Address of Principal Executive Offices)

Mr. Stephen Hartman

General Counsel and Global Head of Corporate Development

Friars House

160 Blackfriars Road

London, SE1 8EZ, UK

Telephone: +44 207 433 4000

Fax: +44 207 433 4001

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on which Registered
Ordinary Shares	CCC	New York Stock Exchange
Ordinary Shares Underlying Warrants	CCC WS	New York Stock Exchange American

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

On May 13, 2019 the issuer had 305,249,999 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

2

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purpose of this report only, references in this report to:

•	“Clarivate” are to Clarivate Analytics Plc, a public limited company incorporated under the laws of Jersey, Channel Islands; and

•	“Transactions” are to the Mergers and other transactions contemplated by the Agreement and plan of Merger, dated as of January 14, 2019 (as amended by Amendment No. 1 to the Agreement and plan of Merger, dated February 26, 2019, and Amendment No. 2 to the Agreement and plan of Merger, dated March 29, 2019, the “Merger Agreement”), by and among Churchill, Clarivate, CCC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Clarivate (“Delaware Merger Sub”), Camelot Merger Sub (Jersey) Limited, a private limited company organized under the laws of Jersey, Channel Islands and wholly owned subsidiary of Clarivate (“Jersey Merger Sub”), and Camelot Holdings (Jersey) limited, a private limited company organized under the laws of Jersey, Channel Islands (the “Company”), which, among other things, provides for (i) Jersey Merger Sub to be merged with and into the Company with the Company being the surviving company in the merger (the “Jersey Merger”) and (ii) Delaware Merger Sub to be merged with and into Churchill with Churchill being the surviving corporation in the merger (the “Delaware Merger”, and together with the Jersey Merger the “Mergers”).

Forward-Looking Information

This report includes statements that express Clarivate’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Transactions, the benefits and synergies of the Transactions, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Clarivate. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of Clarivate to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include those generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Clarivate’s directors and executive officers immediately following the consummation of the Transactions are described in Clarivate’s Registration Statement on Form F-4, as amended (Registration No. 333-229889) (the “F-4”) under the heading “Information About Executive Officers, Directors and Nominees” beginning on page 117, which is incorporated herein by reference.

B. Advisors

Ogier (44 Esplanade, St Helier, Jersey, JE4 9WG) acts as Jersey, Channel Islands counsel to Clarivate. Latham & Watkins LLP (555 11th Street NW, Suite 1000, Washington, D.C., USA, 20004) acts as United States counsel to Clarivate.

C. Auditors

From Clarivate’s inception through the consummation of the Transactions, PricewaterhouseCoopers LLP, an independent registered public accounting firm (2001 Market Street #1800, Philadelphia, PA 19103), has acted as the Company’s independent registered public accounting firm.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Information regarding Clarivate’s selected financial data is described in Clarivate’s F-4 under the heading “Selected Historical Financial Information” beginning on page 160, which is incorporated herein by reference.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risks associated with our business are described in Clarivate’s F-4 under the heading “Risk Factors” beginning on page 32, which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

The history and development of Clarivate are described in Clarivate’s F-4 under the headings:

•	“Summary of the Material Terms of the Transaction” beginning on page 5;
•	“The Business Combination Proposal” beginning on page 74;

•	“Business of Clarivate—Our History” on page 138; and
•	“Description of Clarivate’s Securities” beginning on page 199.

These descriptions are incorporated herein by reference.

The U.S. Securities and Exchange Commission (“SEC”) maintains a website that contains reports, proxy and information statements, and other information regarding issuers (including Clarivate) that file electronically with the SEC at http://www.sec.gov. Clarivate also maintains a public website at http://www.clarivate.com.

B. Business Overview

The business of Clarivate is described in Clarivate’s F-4 under the heading “Business of Clarivate” beginning on page 137, which is incorporated herein by reference.

C. Organizational Structure

The chart below presents Clarivate’s simplified corporate structure as of the date of this report.

Clarivate Analytics Plc
(Jersey)
Camelot Holdings
(Jersey) Ltd.
(Jersey)
Camelot UK Top
Holdco Limited
(U.K.)
Camelot UK Holdco
Limited
(U.K.)
Camelot UK Bidco
Limited
(U.K.)
Churchill Capital Corp
(U.S.)
Non-U.S. Subsidiaries
U.S. Subsidiaries
Camelot Finance S.A.
(Luxembourg)

D. Property, Plants and Equipment

Information regarding Clarivate’s property, plants and equipment is described in Clarivate’s F-4 under the heading “Business of Clarivate—Properties” on page 147, which is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reference is made to the disclosure contained in Clarivate’s F-4 under the heading “Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 162 and that information is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Clarivate’s directors and executive officers immediately following the consummation of the Transactions are described in Clarivate’s F-4 under the heading “Information About Executive Officers, Directors and Nominees” beginning on page 117, which is incorporated herein by reference.

B. Compensation

The compensation of Clarivate’s executive officers and directors is described in Clarivate’s F-4 under the heading “Director and Executive Compensation” beginning on page 125, which is incorporated herein by reference.

C. Board Practices

Clarivate’s board practices immediately following the consummation of the Transactions are described in Clarivate’s F-4 under the heading “Information About Executive Officers, Directors and Nominees” beginning on page 117, which is incorporated herein by reference.

D. Employees

As of December 31, 2018, Clarivate had approximately 4,450 full-time and 130 part-time employees. The information in Clarivate’s F-4 under the heading “Business of Clarivate—Employees” on page 146 is incorporated herein by reference.

E. Share Ownership

Information regarding share ownership of Clarivate’s executive officers and directors is described in Clarivate’s F-4 under the heading “Beneficial Ownership of Securities” beginning on page 188, which is incorporated herein by reference. Information regarding arrangements for involving Clarivate employees in the capital of Clarivate is described in Clarivate’s F-4 under the heading “Director and Executive Officer Compensation—Employee Share Plans” beginning on page 125, which is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Related party transactions are described in Clarivate’s F-4 under the heading “Certain Relationships and Related Person Transactions” beginning on page 194, which is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in Clarivate’s F-4 under the heading “Business of Clarivate—Legal Proceedings” on page 147 is incorporated herein by reference.

Dividend Policy

Clarivate’s policy on dividend distributions is described in Clarivate’s F-4 under the heading “Price Range of Securities and Dividends—Dividend Policy” on page 217 is incorporated herein by reference.

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Offer and listing details of Clarivate’s securities are described in Clarivate’s F-4 under the headings:

•	“The Business Combination Proposal—Stock Symbols” beginning on page 79;
•	“Description of Clarivate’s Securities” beginning on page 199; and
•	“Price Range of Securities and Dividends” beginning on page 216.

These descriptions are incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

See disclosures above under “—A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Clarivate’s share capital is described in Clarivate’s F-4 under the headings:

•	“Description of Clarivate’s Securities—Shares” beginning on page 199; and
•	“Description of Clarivate’s Securities—Description of Warrants” beginning on page 201.

These descriptions are incorporated herein by reference.

B. Memorandum of Association and Articles of Association

The following represents a summary of certain key provisions of Clarivate’s memorandum of association and articles of association. The summary does not purport to be a summary of all of the provisions of Clarivate’s memorandum of association or articles of association. For more complete information you should read Clarivate’s amended and restated memorandum of association and articles of association which are listed as an exhibit to this report.

Clarivate was incorporated under the laws of Jersey, Channel Islands as a public limited company on January 7, 2019. Neither Clarivate’s memorandum of association nor the articles of association (the “Articles”) stipulate any particular objects or purposes of Clarivate and no objects or purposes are required to be stated by the Companies (Jersey) Law 1991 (the “Companies Law”).

Securities Registrar

Continental Stock Transfer & Trust Company is the transfer and registrar for the shares, with branch registers of transfers at 1 State Street 30th Floor, New York, New York 10004.

Director’s Power to Vote on a Proposal, Arrangement or Contract in which the Director is Materially Interested

An interested director must disclose to Clarivate the nature and extent of any interest in a transaction with Clarivate, or one of its subsidiaries, which to a material extent conflicts or may conflict with its interests and of which the director is aware. Failure to disclose an interest entitles Clarivate or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to Clarivate for any profit. A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in Clarivate's interests at the time it was entered into.

Subject to the Articles and the Companies Law, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

Directors’ Power, in the Absence of an Independent Quorum, to Vote Compensation to Themselves or Any Members of Their Body

The compensation of the directors is decided by the directors unless the board of directors specifically requests approval of the compensation from the shareholders. If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office. The Articles do not require that the compensation of any director be approved by disinterested directors.

Clarivate has a compensation committee which is currently composed of four independent directors and one non-independent director. The compensation committee makes recommendations to the board with respect to compensation.

Borrowing Powers Exercisable by the Directors and How Such Borrowing Powers May Be Varied

Subject to the Companies Law and any resolutions made in a general meeting, the board may exercise all Clarivate's powers to borrow money, to guarantee, to indemnify and to mortgage or charge all or any part of Clarivate's undertaking, property and assets (present and future).

Retirement and Non-Retirement of Directors Under an Age Limit Requirement

There are no such provisions applicable to Clarivate under the Articles or the Companies Law.

Number of Shares Required for a Director’s Qualification

Under the Articles, the directors are not required to hold any shares as qualification for service on the board.

Rights, Preferences and Restrictions Attaching to Each Class of Shares

No preference shares are currently issued and outstanding. Preference shares may be issued from time to time in one or more series composed of such number of shares with such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the board of directors of Clarivate.

The holders of ordinary shares of Clarivate are entitled to such dividends as may be declared by the board of directors of Clarivate, subject to the Companies Law and the Articles. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of Clarivate lawfully available for such purpose, subject to any preference of any outstanding preferred shares of Clarivate. Dividends and other distributions will be distributed among the holders of ordinary shares of Clarivate on a pro rata basis.

Each ordinary share of Clarivate entitles the holder to one vote on all matters upon which the ordinary shares of Clarivate are entitled to vote. Voting at any shareholders’ meeting is by way of poll.

The holders of ordinary shares of Clarivate are also entitled to the distribution of the residual assets of Clarivate in the event of a liquidation, dissolution or winding up of Clarivate.

Clarivate's ordinary shares do not have pre-emptive rights to purchase additional shares.

Action Necessary to Change the Rights of Holders of the Stock, Indicating Where the Conditions Are More Significant Than Is Required by Law

The rights attached to any class of shares of Clarivate (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a special resolution passed at a general meeting or by the written consent of the holders of two-thirds of the shares of that class or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Meetings of Shareholders

The Articles require Clarivate to call an annual general meeting of shareholders within 18 months after holding the last preceding annual general meeting and permits Clarivate to call any other meeting of shareholders at any time. Clarivate is required to send a notice of meeting to registered shareholders not less than 14 clear days and not more than 60 days prior to the date of any annual or other general meeting of shareholders. The Articles provide that a quorum of shareholders in person or represented by proxy holding or representing by proxy not less than a simple majority of all voting share capital of Clarivate at the meeting is required to transact business at a general meeting, provided that the minimum quorum for any meeting shall be two shareholders entitled to vote. Shareholders, and their duly appointed proxies and corporate representatives, as well as Clarivate’s directors and auditors, are entitled to be admitted to Clarivate’s annual and other general meetings of shareholders.

Limitations on the Right to Own Securities

There are no limitations on the rights to own securities in Clarivate.

Limitations on Restructuring

There is no provision in the Articles that would have the effect of placing any limitations on any corporate restructuring in addition to what would otherwise be required by applicable law.

Disclosure of Share Ownership

There are no such provisions applicable to Clarivate under the Articles or the Companies Law.

C. Material Contracts

Information concerning Clarivate’s material contracts governing the business of Clarivate is included elsewhere in this report or in the information incorporated by reference herein.

D. Exchange Controls

Jersey Exchange Controls

There are no governmental laws, decrees or regulations existing in Jersey, Channel Islands, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Clarivate's securities, nor does Jersey, Channel Islands have foreign exchange currency controls.

E. Taxation

The material United States federal income tax consequences of the Transactions are described in Clarivate’s F-4 under the headings:

•	“The Business Combination Proposal—Material United States Federal Income Tax Consequences of the Business Combination to Churchill Security Holders” beginning on page 93;
•	“The Business Combination Proposal—U.S. Federal Income Tax Considerations of the Delaware Merger to U.S. Holders” beginning on page 94;
•	“The Business Combination Proposal—U.S. Federal Income Tax Considerations of the Delaware Merger to Non-U.S. Holders” on page 98; and
•	“The Business Combination Proposal—U.S. Federal Income Tax Consequences of the Ownership and Disposition of Clarivate Ordinary Shares and Warrants” beginning on page 99.

These descriptions are incorporated herein by reference.

F. Dividends and Paying Agents

Information regarding Clarivate’s policy on dividends is described in Clarivate’s F-4 under the heading “Price Range of Securities and Dividends” beginning on page 216, which is incorporated herein by reference. Clarivate has not identified a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

Clarivate has filed this report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

Clarivate is subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by Clarivate with the SEC, including this report, may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, Clarivate is exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about Clarivate’s market risk are described in Clarivate’s F-4 under the heading “Quantitative and Qualitative Disclosures About Market Risk” beginning on page 186, which are incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A description of the rights of Clarivate’s securities other than equity securities is included Clarivate’s F-4 under the heading “Description of Clarivate’s Securities” beginning on page 199, which is incorporated herein by reference.

PART II

Not Required.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this report beginning on page F-1.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: May 16, 2019	CLARIVATE ANALYTICS PLC

/s/ Jay Nadler
Jay Nadler
Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

CAMELOT HOLDINGS (JERSEY) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Camelot Holdings (Jersey) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Camelot Holdings (Jersey) Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 26, 2019

We have served as the Company’s or it predecessor’s auditor since 2016.

CAMELOT HOLDINGS (JERSEY) LIMITED

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands except share and per share data)

	As of December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$25,575	$53,186
Restricted cash	9	24,362
Accounts receivable, less allowance for doubtful accounts of $14,076 and $8,495 at December 31, 2018 and December 31, 2017, respectively	331,295	317,808
Prepaid expenses	31,021	28,395
Other current assets	20,712	20,157
Total current assets	408,612	443,908
Computer hardware and other property, net	20,641	23,010
Identifiable intangible assets, net	1,958,520	2,160,087
Goodwill	1,282,919	1,311,253
Other non-current assets	26,556	60,029
Deferred income taxes	12,426	6,824
Total Assets	$3,709,674	$4,005,111

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$38,418	$60,758
Accrued expenses and other current liabilities	153,849	193,710
Current portion of deferred revenues	391,102	361,260
Short-term debt, including current portion of long-term debt	60,345	45,345
Total current liabilities	643,714	661,073
Long-term debt	1,930,177	1,967,735
Non-current portion of deferred revenues	17,112	15,796
Other non-current liabilities	24,838	22,609
Deferred income taxes	43,226	51,792
Total liabilities	2,659,067	2,719,005

Commitments and Contingencies (Note 19)
Shareholders’ equity:
Share capital, $0.01 par value; 2,000,000 shares authorized at December 31, 2018 and December 31, 2017; 1,646,223 and 1,644,720 shares issued and outstanding at December 31, 2018 and December 31, 2017, respectively	16	16
Additional paid-in capital	1,677,494	1,662,205
Accumulated other comprehensive income	5,358	13,984
Accumulated deficit	(632,261)	(390,099)
Total shareholders’ equity	1,050,607	1,286,106
Total Liabilities and Shareholders’ Equity	$3,709,674	$4,005,111

The accompanying notes are an integral part of these financial statements.

CAMELOT HOLDINGS (JERSEY) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Years Ended December 31,
	2018	2017
Revenues, net	$968,468	$917,634
Operating costs and expenses:
Cost of revenues, excluding depreciation and amortization	(396,499)	(394,215)
Selling, general and administrative costs, excluding depreciation and amortization	(369,377)	(343,143)
Share-based compensation expense	(13,715)	(17,663)
Depreciation	(9,422)	(6,997)
Amortization	(227,803)	(221,466)
Transaction expenses	(2,457)	(2,245)
Transition, integration and other	(61,282)	(78,695)
Other operating income (expense), net	6,379	(237)
Total operating expenses	(1,074,176)	(1,064,661)
Loss from operations	(105,708)	(147,027)
Interest expense, net	(130,805)	(138,196)
Loss before income tax	(236,513)	(285,223)
Benefit (provision) for income taxes	(5,649)	21,293
Net loss	$(242,162)	$(263,930)

Per share:
Basic	$(147.14)	$(160.83)
Diluted	$(147.14)	$(160.83)

Weighted-average shares outstanding:
Basic	1,645,818	1,641,095
Diluted	1,645,818	1,641,095

The accompanying notes are an integral part of these financial statements.

CAMELOT HOLDINGS (JERSEY) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Years Ended December 31,
	2018	2017
Net loss	$(242,162)	$(263,930)
Other comprehensive income (loss):
Interest rate swaps, net of $0 tax in all periods	2,537	1,107
Defined benefit pension plans, net of tax (benefit) provision of ($91) and $430, respectively	(17)	881
Foreign currency translation adjustments	(11,146)	15,466
Total other comprehensive income (loss)	(8,626)	17,454
Comprehensive loss	$(250,788)	$(246,476)

The accompanying notes are an integral part of these financial statements.

CAMELOT HOLDINGS (JERSEY) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Dollars in thousands except share data)

				Accumulated
			Additional	Other		Total
	Share Capital		Paid-In	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance at December 31, 2016	1,635,000	$16	$1,634,984	$(3,470)	$(126,169)	$1,505,361
Issuance of common stock, net.	9,720	—	9,558	—	—	9,558
Share-based compensation	—	—	17,663	—	—	17,663
Comprehensive Income (loss)	—	—	—	17,454	(263,930)	(246,476)
Balance at December 31, 2017	1,644,720	16	1,662,205	13,984	(390,099)	1,286,106
Issuance of common stock, net.	1,503	—	1,574	—	—	1,574
Share-based compensation	—	—	13,715	—	—	13,715
Comprehensive loss	—	—	—	(8,626)	(242,162)	(250,788)
Balance at December 31, 2018	1,646,223	$16	$1,677,494	$5,358	$(632,261)	$1,050,607

The accompanying notes are an integral part of these financial statements

CAMELOT HOLDINGS (JERSEY) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2018	2017
Cash Flows From Operating Activities
Net loss	$(242,162)	$(263,930)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	237,225	228,463
Bad debt expense	6,507	6,505
Deferred income tax benefit	(14,103)	(36,272)
Share-based compensation	13,715	17,663
Gain on sale of IPM Product Line	(39,104)	—
Deferred finance charges	9,182	23,510
Tax indemnity write-off	33,819	—
Other operating activities	(3,979)	2,548
Changes in operating assets and liabilities:
Accounts receivable	(50,906)	43,109
Prepaid expenses	(2,936)	(4,052)
Other assets	578	10,799
Accounts payable	(18,091)	(39,660)
Accrued expenses and other current liabilities	9,842	(6,038)
Deferred revenues	33,539	18,751
Other liabilities	774	5,271
Net cash (used in) provided by operating activities	(26,100)	6,667
Cash Flows From Investing Activities
Capital expenditures	(45,410)	(37,804)
Acquisitions, net of cash acquired	(23,539)	(7,401)
Proceeds from sale of Product Line, net of restricted cash	80,883	—
Proceeds from sale of equity method investment	—	5,000
Net cash (used in) provided by investing activities	11,934	(40,205)
Cash Flows used in Financing Activities
Borrowings of debt	45,000	30,000
Repayment of principal on long-term debt	(46,709)	(15,423)
Repayment of revolving credit facility	(30,000)	—
Payment of debt issuance costs	—	(817)
Contingent purchase price payment	(2,470)	—
Issuance of common stock, net	1,574	9,058
Net cash (used in) provided by financing activities	(32,605)	22,818
Effects of exchange rates	(5,193)	3,248
Net changes in cash and cash equivalents, and restricted cash	(51,964)	(7,472)

Beginning of period:
Cash and cash equivalents	53,186	77,136
Restricted cash	24,362	7,884
Total cash and cash equivalents, and restricted cash, beginning of period	77,548	85,020
Cash and cash equivalents, and restricted cash, end of period	25,584	77,548
Cash and cash equivalents	25,575	53,186
Restricted cash	9	24,362
Total cash and cash equivalents, and restricted cash, end of period	$25,584	$77,548

Supplemental Cash Flow Information
Cash paid for interest	$121,916	$115,236
Cash paid for income tax	$13,210	$14,722
Capital expenditures included in accounts payable	$5,166	$2,473

The accompanying notes are an integral part of these financial statements

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Note 1:    Background and Nature of Operations

Camelot Holdings (Jersey) Limited and its subsidiaries (“Jersey,” “us,” “we,” “our,” or the “Company”) was formed on August 4, 2016 as a private limited liability company organized under the laws of the Island of Jersey. Its registered office is located at 4th Floor, St Paul’s Gate, 22-24 New Street, St Helier, Jersey JE1 4TR.

On July 10, 2016, Camelot UK Bidco Limited, a private limited liability company incorporated under the laws of England and Wales, and a direct wholly owned subsidiary of Camelot UK Holdco Limited, a direct wholly owned subsidiary (“UK Holdco”), collectively referred to as (“Bidco”), entered into a separation agreement to acquire (i) certain assets and liabilities related to the Intellectual Property & Science business (“IP&S”) business from Thomson Reuters Corporation (“Former Parent”) and (ii) all of the equity interests and substantially all of the assets and liabilities of certain entities engaged in the IP&S business together with their subsidiaries (“2016 Transaction”). The 2016 Transaction total consideration was $3,566,599, net of cash acquired. Jersey is owned by affiliates of Onex Corporation and private investment funds managed by Baring Private Equity Asia GP VI, L.P (“Baring”) and certain co-investors and is controlled by Onex Corporation.

The Company is a provider of proprietary and comprehensive content, analytics, professional services and workflow solutions that enables users across government and academic institutions, life science companies and research and development (“R&D”) intensive corporations to discover, protect and commercialize their innovations.

Our Science Group consists of our Web of Science and Life Science Product Lines. Both product lines provide curated, high-value, structured information that is delivered and embedded into the workflows of our customers, which include research intensive corporations, life science organizations and universities world-wide. Our Intellectual Property Group consists of our Derwent, CompuMark and MarkMonitor Product Lines. These Product lines help manage customer’s end-to-end portfolio of intellectual property from patents to trademarks to corporate website domains.

Prior Period Expense Reclassifications

In conjunction with the implementation of a new enterprise resource planning system during the quarter ended September 30, 2018, the Company performed an assessment of its Cost of revenues (COR) and Selling, general & administrative expenses (SG&A). As a result of this assessment, certain errors in classification between COR and SG&A were identified, impacting prior periods. Similarly, the Company reclassified certain costs between COR and SG&A. Accordingly, the Company has performed a reclassification of certain prior period amounts to conform to the present period presentation. The Company has concluded that the reclassifications were not material individually or in aggregate to previously issued financial statements.

The following table details the impact of the reclassifications on the Consolidated Statements of Operations for 2017.

	Year Ended December 31, 2017
	As Previously		As
	Reported	Adjustment	Reclassified*
Consolidated Statements of Operations
Cost of revenues, excluding depreciation and amortization	$(422,213)	$27,949	$(394,264)
Selling, general and administrative costs, excluding depreciation and amortization	$(318,887)	$(27,949)	$(346,836)

*	The “As reclassified” balance is prior to newly adopted accounting standards discussed in Note 3 — Summary of Significant Accounting Policies.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

We have also reclassified prior period Accounts payable to Accrued expenses and other current liabilities in our Consolidated Balance Sheets to conform to the current period presentation. These items had no impact in our Consolidated Statement of Operations or Consolidated Statement of Cash Flows.

Note 2:   Basis of Presentation

The accompanying consolidated financial statements for the years ended December 31, 2018 and 2017, respectively, were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements of the Company include the accounts of all of its subsidiaries. Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases. The U.S. dollar is Jersey’s reporting currency. As such, the financial statements are reported on a U.S. dollar basis.

Note 3:   Summary of Significant Accounting Policies

Business combinations

The Company determines whether substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If this threshold is met, the set is not a business. If it is not met, the Company then evaluates whether the set meets the requirement that a business include, at a minimum, an input and as substantive process that together significantly contribute to the ability to create outputs.

Business combinations are accounted for using the acquisition method at the acquisition date, which is when control is obtained. The consideration transferred is generally measured at fair value, as are the identifiable assets acquired and liabilities assumed. During the one-year period following the acquisition date, if an adjustment is identified based on new information about facts and circumstances that existed as of the acquisition date, the Company will record measurement-period adjustments related to the acquisitions in the period in which the adjustment is identified.

Goodwill is measured at the acquisition date as the fair value of the consideration transferred (including, if applicable, the fair value of any previously held equity interest and any non-controlling interests) less the net recognized amount (which is generally the fair value) of the identifiable assets acquired and liabilities assumed.

Transaction costs, other than those associated with the issuance of debt or equity securities incurred in connection with a business combination, are expensed as incurred and included in Transaction expenses in the Consolidated Statements of Operations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company, and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The most important of these relate to share-based compensation expenses, revenues recognition, the allowance for doubtful accounts, internally developed computer software, valuation of goodwill and other identifiable intangible assets, determination of the projected benefit obligations of the defined benefit plans, income taxes, fair value of stock options, derivatives and financial instruments, contingent earn-out, and the tax related valuation allowances. On an ongoing basis, management evaluates these estimates, assumptions and judgments, in reference to historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash on hand and short-term deposits with an original maturity at the date of purchase of three months or less.

Restricted Cash

As of December 31, 2017, the Company’s restricted cash primarily related to funds the Company has received from customers in advance of paying patent renewals on behalf of those customers. This activity was specific to the IPM Product Line, which was sold on October 1, 2018 (See Note 5: Divested Operations, for further details), and was $0 at December 31, 2018.

Accounts Receivable

Accounts receivable are presented net of the allowance for doubtful accounts and any discounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. Collections of accounts receivable are included in cash provided by operating activities in the Consolidated Statements of Cash Flows. The Company maintains an allowance for doubtful accounts for estimated losses and assesses its adequacy each reporting period by evaluating factors such as the length of time receivables are past due, historical collection experience, and the economic and competitive environment. The expense related to doubtful accounts is included within Selling, general and administrative costs, excluding depreciation and amortization in the Consolidated Statements of Operations. Account balances are written off against the allowance when the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Concentration of Credit Risk

Accounts receivable are the primary financial instrument that potentially subjects the Company to significant concentrations of credit risk. Account receivable represents arrangements in which services were transferred to a customer before the customer pays consideration or before payment is due. Contracts with payment in arrears are recognized as receivables after the Company considers whether a significant financing component exists. The Company does not require collateral or other securities to support customer receivables. Management performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed appropriate. Credit losses have been immaterial and reasonable within management’s expectations. No single customer accounted for more than 1% of revenues and our ten largest customers represented only 6% of revenues for the year ended December 31, 2018.

The Company maintains its cash and cash equivalent balances with high-quality financial institutions and consequently, the Company believes that such funds are subject to minimal credit risk.

Prepaid Assets

Prepaid assets represent amounts that the Company has paid in advance of receiving benefits or services. Prepaid assets include amounts for system and service contracts, sales commissions, deposits, prepaid royalties and insurance and are recognized as an expense over the general contractual period that the Company expects to benefit from the underlying asset or service.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Computer Hardware and Other Property

Generally, computer hardware and other property are recorded at cost and are depreciated over the respective estimated useful lives. Upon the 2016 Transaction, computer hardware and other property were revalued and recorded at net book value, which approximated fair value at the 2016 Transaction.

Depreciation is computed using the straight-line method. Repair and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of sold or retired assets are removed from the accounts and any gain or loss is included within loss from operations in the Consolidated Statements of Operations.

The estimated useful lives are as follows:

Computer hardware	3 years
Furniture, fixtures and equipment	5 – 7 years
Leasehold improvements	Lesser of lease term or estimated useful life

Computer Software

Development costs related to internally generated software are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of the application development stage. Costs of significant improvements on existing software for internal use, both internally developed and purchased, are also capitalized. Costs related to the preliminary project stage, data conversion and post implementation/ operation stage of an internal use software development project are expensed as incurred.

Capitalized costs are amortized over five years, which is the estimated useful life of the related software. Purchased software is amortized over three years, which is the estimated useful life of the related software. The capitalized amounts, net of accumulated amortization, are included in Identifiable intangible assets, net in the Consolidated Balance Sheets. The cost and related accumulated amortization of sold or retired assets are removed from the accounts and any gain or loss is included in operating expense.

Computer software is evaluated for impairment whenever circumstances indicate the carrying amount may not be recoverable. The test for impairment compares the carrying amounts with the sum of undiscounted cash flows related to the asset. If the carrying value is greater than the undiscounted cash flows of the asset, the asset is written down to its estimated fair value.

Identif iable Intangible Assets, net

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization or accumulated impairment for indefinite-lived intangible assets. Useful lives are reviewed at the end of each reporting period and adjusted if appropriate. Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are derecognized.

Customer Relationships — Customer relationships primarily consist of customer contracts and customer relationships arising from such contracts.

Databases and Content — Databases and content primarily consists of repositories of the Company’s specific financial and customer information, and intellectual content.

Trade Names — Trade names consist of purchased brand names that the Company continues to use.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Where applicable, intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Customer relationships	2 – 14 years
Databases and content	13 – 20 years
Trade names	Indefinite

Impairment of Long-lived Assets

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate. The Company evaluates its long-lived assets, including computer hardware and other property, computer software, and finite-lived intangible assets for impairment whenever circumstances indicate that their carrying amounts may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Management determined that no impairment existed for any of the periods presented.

Goodwill and Indef inite-Lived Intangible Assets

The Company evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment, annually as of October 1 or more frequently if impairment indicators arise in accordance with ASC Topic 350. The Company identified one reporting unit for the year ended December 31, 2017 and five reporting units due to a change in the Company’s reporting structure for the year ended December 31, 2018.

The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the Company assesses various qualitative factors to determine whether the fair value of a reporting unit may be less than its carrying amount. If a determination is made that, based on the qualitative factors, an impairment does not exist, the Company is not required to perform further testing. If the aforementioned qualitative assessment results in the Company concluding that it is more likely than not that the fair value of a reporting unit may be less than its carrying amount, the fair value of the reporting unit will be determined and compared to its carrying value including goodwill.

In determining the fair value of a reporting unit, the Company estimates the fair value of a reporting unit using the fair value derived from the income approach, which is a change from the previous year which used a market approach. The market approach estimates fair value based on market multiples of revenues and earnings derived from comparable publicly-traded companies with similar operating and investment characteristics as the reporting unit; whereas, the income approach uses a discounted cash flow (“DCF”) model. The DCF model determines the fair value of our reporting units based on projected future discounted cash flows, which in turn were based on our views of uncertain variables such as growth rates, anticipated future economic conditions, and the appropriate discount rates relative to risk and estimates of residual values.

If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and the Company is not required to perform further testing. If the fair value of the reporting unit is less than the carrying value, the Company will recognize the difference as an impairment charge. Management concluded that no goodwill impairment existed for any of the periods presented.

The Company also has indefinite-lived intangible assets related to trade names. Indefinite-lived intangible assets are subject to impairment testing annually or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. For purposes of impairment testing, the fair value of trade names is determined using an income approach, specifically the relief from royalties method. Management concluded that no indefinite-lived intangible impairment existed for any of the periods presented.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Other Current and Non-Current Assets and Liabilities

The Company defines current assets and liabilities as those from which it will benefit from or which it has an obligation for within one year that do not otherwise classify as assets or liabilities separately reported on the Consolidated Balance Sheets. Other non-current assets and liabilities are expected to benefit the Company or cause its obligation beyond one year. The Company classifies the current portion of long-term assets and liabilities as current assets or liabilities.

Leases

Leases are classified as either operating or capital, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized in the Consolidated Statements of Operations on a straight-line basis over the period of the lease. The Company does not currently have any capital leases.

Accounts Payable and Accruals

Accounts payable and accruals are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable and accruals are recognized initially at their settlement value, and are classified as current liabilities if payment is due within one year or less.

Debt

Debt is recognized initially at par value, net of any applicable discounts or financing costs. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the Consolidated Statements of Operations over the term of the debt using the effective interest method. Interest on indebtedness is expensed as incurred.

Debt is classified as a current liability when due within 12 months after the end of the reporting period.

Derivative Financial Instruments

Foreign Exchange Derivative Contracts

Prior to the sale of IPM, the Company used derivative financial instruments to manage foreign currency exchange rate risk in IPM. The Company’s derivative financial instruments consist of foreign currency forward contracts (“forward contracts”). Derivative financial instruments were neither held nor issued by the Company for trading purposes.

Interest Rate Swaps

The Company has interest rate swaps with counterparties to reduce its exposure to variability in cash flows relating to interest payments on a portion of its outstanding first lien senior secured term loan facility in an aggregate principal amount of $1,550,000 (“Term Loan Facility”). The Company applies hedge accounting and has designated these instruments as cash flow hedges of the risk associated with floating interest rates on designated future quarterly interest payments. Management assumes the hedge is highly effective and therefore changes in the value of the hedging instrument are recorded in Accumulated other comprehensive income in the Consolidated Balance Sheets. Any ineffectiveness is recorded in earnings. Amounts in Accumulated other comprehensive income (loss) are reclassified into earnings in the same period during which the hedged transactions affect earnings, or upon termination of the hedging relationship.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Fair Value of Financial Instruments

In determining fair value, the use of various valuation methodologies, including market, income and cost approaches is permissible. The Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The accounting guidance for fair value measurements establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s interest rate swap derivative instruments are classified as Level 2. Earn-out liabilities and defined benefit plan assets are classified as Level 3.

Contingent Considerations

The Company records liabilities for the estimated cost of such contingencies when expenditures are probable and reasonably estimable. A significant amount of judgment is required to estimate and quantify the potential liability in these matters. We engage outside experts as deemed necessary or appropriate to assist in the calculation of the liability, however management is responsible for evaluating the estimate. As information becomes available regarding changes in circumstances for ongoing contingent considerations, our potential liability is reassessed and adjusted as necessary. See Note 19 — Commitments and Contingencies for further information on contingencies.

Pension and Other Post-Retirement Benefits

The Company may be required to sponsor pension benefit plans, for certain international markets, which are unfunded and are not significant for the Company. The net periodic pension expense is actuarially determined on an annual basis by independent actuaries using the projected unit credit method. The determination of benefit expense requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the interest expense on the plan obligations. Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

The liability recognized in the Consolidated Balance Sheet is the present value of the defined benefit obligation at the end of the reporting period. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. The defined benefit obligation is included in Other non-current liabilities in the Consolidated Balance Sheets. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized immediately in accumulated deficit and included in the consolidated statement of comprehensive income (loss). See Note 11 — Pension and Other Post Retirement Benefits for balances and further details including an estimate of the impact on the consolidated financial statements from changes in the most critical assumptions.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Employer contributions to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Certain prior year amounts have been reclassified to conform to current year presentation.

Taxation

The Company recognizes income taxes under the asset and liability method. Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect our best assessment of estimated current and future taxes to be paid. Significant judgments and estimates are required in determining the consolidated income tax expense for financial statement purposes. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In assessing the realizability of deferred tax assets, we consider future taxable income by tax jurisdiction and tax planning strategies. The Company records a valuation allowance to reduce our deferred tax assets to equal an amount that is more likely than not to be realized.

Changes in tax laws and tax rates could also affect recorded deferred tax assets and liabilities in the future. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. Accounting Standards Codification (ASC) Topic 740, Income Taxes, states that a benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Company first records unrecognized tax benefits as liabilities in accordance with ASC 740 and then adjusts these liabilities when our judgment changes as a result of the evaluation of new information not previously available at the time of establishing the liability. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Interest accrued related to unrecognized tax benefits and income tax related penalties are included in the provision for income taxes.

Deferred tax is provided on taxable temporary differences arising on investments in foreign subsidiaries, except where we intend, and are able, to reinvest such amounts on a permanent basis.

Revenue Recognition

The Company derives revenue by selling information on a subscription and single transaction basis as well as from performing professional services. The Company recognizes revenues when control of these services are transferred to the customer for an amount, referred to as the transaction price, that reflects the consideration to which the Company is expected to be entitled in exchange for those goods or services. The Company determines revenue recognition utilizing the following five steps: (1) identification of the contract with a customer, (2) identification of the performance obligations in the contract (promised goods or services that are distinct), (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenues when, or as, the Company transfers control of the product or service for each performance obligation. Revenues are recognized net of discounts and rebates, as well as value added and other sales taxes. Cash received or receivable in advance of the delivery of the services or publications is included in deferred revenues. The Company disaggregates revenue based on revenue recognition pattern. Subscription based revenues are recognized over time whereas our transactional revenues are recognized at a point in time. The Company believes subscription and transaction is reflective of how the Company manages the business. The revenues recognition policies for the Company’s revenue streams are discussed below.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Subscription Revenues

Subscription-based revenues are recurring revenues that are earned under annual, evergreen or multi-year contracts pursuant to which we license the right to use our products to our customers. Revenues from the sale of subscription data and analytics solutions are typically invoiced annually in advance and recognized ratably over the year as revenues are earned. Subscription revenues are typically generated either on (i) an enterprise basis, meaning that the organization has a license for the particular product or service offering and then anyone within the organization can use it at no additional cost, (ii) a seat basis, meaning each individual that uses the particular product or service offering has to have his or her own license, or (iii) a unit basis, meaning that incremental revenues are generated on an existing subscription each time the product is used (e.g., a trademark or brand is searched or assessed).

Transactional Revenues

Transactional revenues are revenues that are earned under contracts for specific deliverables that are typically quoted on a product, data set or project basis and often derived from repeat customers, including customers that also generate subscription based revenues. Revenues from the sale of transactional products and services are invoiced according to the terms of the contract, typically in arrears. Transactional content sales are usually delivered to the customer instantly or in a short period of time, at which time revenues are recognized. In the case of professional services, these contracts vary in length from several months to years for multi-year projects and customers and typically invoices based on the achievement of milestones. Transactional revenues are typically generated on a unit basis, although for certain product and service offerings transactional revenues are generated on a seat basis. Transactional revenues may involve sales to the same customer on multiple occasions but with different products or services comprising the order.

Performance Obligations

Content Subscription: Content subscription performance obligations are most prevalent in the Web of Science, Derwent, and Cortellis product lines. Content subscriptions are subscriptions that can only be accessed through the Company’s on-line platform for a specified period of time through downloads or access codes. In addition to the primary content subscription, these types of performance obligations can often include other performance obligations, such as training subscriptions, access to historical content, maintenance and other optional content. While revenues for these performance obligations are primarily recognized over the length of the contract (subscription revenues) there are instances where revenues could be recognized upon delivery (transactional revenue). Historical content and some optional content can be purchased via a perpetual license, which would be recognized upon delivery. Fees are typically paid annually at the beginning of each term.

Domain Registration Services: This performance obligation relates to the MarkMonitor Product Line. This is a service to register domain names with the applicable registries, with the Company being responsible for monitoring the domain name expiration and paying the registry before expiration. In addition, the Company has an ongoing responsibility to ensure the domain name is maintained at the registry. Customers typically sign a 1 – 2 year contract, identifying specific domain names to be registered and tracked. Revenue is recognized over the term of the contract and fees are typically invoiced annually at the beginning of each contract term.

Search Services: This performance obligation relates to the CompuMark Product Line. It is a comprehensive search report across multiple databases for a proposed trademark. The report is compiled by Clarivate’s analysts and sent to customers. Revenues are recognized upon delivery of the report. Fees are typically paid upon delivery.

Trademark Watch: This performance obligation relates to the CompuMark Product Line. Trademark watch service is an annual subscription that allows customers to protect their trademarks from infringement by providing timely notification of newly filed or published trademarks. Revenues are recognized over the term of the contract, with fees paid annually at the beginning of each contract term.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Patent Management: This performance obligation related to the IPM Product Line. The Company paid patent registration fees for customers in multiple countries to ensure their patents do not expire. Transaction fee Revenues were recognized at the time payment is made on the client’s behalf to the applicable patent office. Fees were paid annually at the beginning of each term.

Variable Consideration

In some cases, contracts provide for variable consideration that is contingent upon the occurrence of uncertain future events, such as retroactive discounts provided to the customers, indexed or volume based discounts, and revenues between contract expiration and renewal. Variable consideration is estimated at the expected value or at the most likely amount depending on the type of consideration. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenues recognized will not occur when the uncertainty associated with the variable consideration is resolved. The estimate of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of its anticipated performance and all information (historical, current, and forecasted) that is reasonably available to the Company.

Significant Judgments

Significant judgments and estimates are necessary for the allocation of the proceeds received from an arrangement to the multiple performance obligations and the appropriate timing of revenues recognition. Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Determining a standalone selling price that may not be directly observable amongst all the products and performance obligations requires judgment. Specifically, many Web of Science Product Line contracts include multiple product offerings, which may have both subscription and transactional revenues. Judgment is also required to determine whether the software license is considered distinct and accounted for separately, or not distinct and accounted for together with the subscription service and recognized over time for other products. The Company allocates value to primary content subscriptions or licenses and accompanying performance obligations, such as training subscriptions, access to historical content, maintenance and other optional content. When multiple performance obligations exist in a single contract, the transaction price is allocated to each performance obligation based on the standalone selling price of each performance obligation. The Company utilizes its standard price lists to determine the standalone selling price based on the product and country.

The Company allocates the transaction price to each performance obligation based on the best estimate of the standalone selling price of each distinct good or service in the contract. The transaction price in the contract is allocated at contract inception to the distinct good or service underlying each performance obligation in proportion to the standalone selling price. The standalone selling prices are based on the Company’s normal pricing practices when sold separately with consideration of market conditions and other factors, including customer demographics and geographic location. Discounts applied to the contract will be allocated based on the same proportion of standalone selling prices.

Cost to Obtain a Contract

Commission costs represent costs to obtain a contract and are considered contract assets. The Company pays commissions to the sales managers and support teams for earning new customers and renewing contracts with existing customers. These commission costs are capitalized within Prepaid expenses and other non-current assets on the Consolidated Balance Sheet. The costs are amortized to Selling, general and administrative expenses within the Consolidated Statements of Operations. The amortization period is between one and five years based on the estimated length of the customer relationship.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Deferred Revenues

The timing of revenue recognition may differ from the timing of invoicing to customers. We record deferred revenues when revenues are recognized subsequent to invoicing. For multi-year agreements, we generally invoice customers annually at the beginning of each annual coverage period and recognize revenues over the term of the coverage period.

Cost of Revenues, Excluding Depreciation and Amortization

Cost of revenues consists of costs related to the production and servicing of the Company’s offerings. These costs primarily relate to information technology, production and maintenance of content and personnel costs relating to professional services and customer service.

Selling, General and Administrative, Excluding Depreciation and Amortization

Selling, general and administrative includes compensation for support and administrative functions in addition to rent, office expenses, professional fees and other miscellaneous expenses. In addition, it includes selling and marketing costs associated with acquiring new customers or selling new products or product renewals to existing customers. Such costs primarily relate to wages and commissions for sales and marketing personnel.

Depreciation

Depreciation expense relates to the Company’s fixed assets including furniture & fixtures, hardware, and leasehold improvements. These assets are depreciated over their expected useful lives, and in the case of leasehold improvements over the shorter of their useful life or the life of the related lease.

Amortization

Amortization expense relates to the Company’s finite-lived intangible assets including databases and content, customer relationships, and computer software. These assets are being amortized over periods of 2 to 20 years.

Share-Based Compensation

Share-based compensation expense includes cost associated with stock options granted to certain members of key management. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model, which requires management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the stock option, expected volatility, dividend yield, and risk-free interest rate. The expected term represents the amount of time that options granted are expected to be outstanding, based on forecasted exercise behavior. The risk-free rate is based on the rate at grant date of zero-coupon U.S. treasury notes with a term comparable to the expected term of the option. Expected volatility is estimated based on the historical volatility of comparable public entities’ stock price from the same industry. The Company’s dividend yield is based on forecasted expected payments, which are expected to be zero for current plan. The Company recognizes compensation expense over the vesting period of the award on a straight-line basis. The Company elects to recognize forfeitures as they occur.

Transaction Expenses

Transaction expenses are incurred by the Company to complete business transactions, including acquisitions and disposals, and typically include advisory, legal and other professional and consulting costs.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Transition, Integration and Other

Transition, integration and other related expenses provide for the costs of transitioning certain activities performed by the Former Parent to the Company to enable operation on a stand-alone basis. Transition full time employee expense represents labor costs of full time employees who are currently working on migration projects and being expensed. Their traditional role is application development, which was capitalized.

Other operating income (expense), net

Other operating income (expense), net includes a tax indemnification write down related to the 2016 Transaction for the year ended December 31, 2018. See Note 19: Commitments and Contingencies (Tax Indemnity) for further details. The gain on sale of the divested IPM Product Line and related assets is also included in the year ended December 31, 2018. See Note 5: Divested Operations for further details.

Interest Expense

Interest expense consists of interest expense related to our borrowings under the Term Loan Facility and the Notes as well as the amortization of debt issuance costs and interest related to certain derivative instruments.

Foreign Currency Translation

The operations of each of the Company’s entities are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). Nonfunctional currency monetary balances are re-measured into the functional currency of the operation with any related gain or loss recorded in Selling, general and administrative costs, excluding depreciation and amortization in the accompanying Consolidated Statements of Operations. Assets and liabilities of operations outside the U.S., for which the functional currency is the local currency, are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rate in effect during each fiscal month during the year. The effects of foreign currency translation adjustments are included as a component of Accumulated other comprehensive income (loss) in the accompanying Consolidated Balance Sheets.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from net income, transactions and other events or circumstances from non-owner sources.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as of the first date that the advertisements take place. Advertising expense was approximately $12,150 and $14,416 for the years ended December 31, 2018 and 2017.

Legal Costs

Legal costs are expensed as incurred.

Debt Issuance Costs

Fees incurred to issue debt are generally deferred and amortized as a component of interest expense over the estimated term of the related debt using the effective interest rate method.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Earnings Per Share

The calculation of earnings per share is based on the weighted average number of common shares or common stock equivalents outstanding during the applicable period. The dilutive effect of common stock equivalents is excluded from basic earnings per share and is included in the calculation of diluted earnings per share. Potentially dilutive securities include outstanding stock options. Employee equity share options and similar equity instruments granted by the Company are treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding are calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of benefits that would be recorded in additional paid-in capital when the award becomes deductible for tax purposes are assumed to be used to repurchase shares.

Newly Adopted Accounting Standards

In May 2014, the FASB issued new guidance related to revenues from contracts with customers which supersedes previous revenue recognition requirements. This new guidance affects any entity that enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. Areas of revenue recognition that are affected include, but are not limited to, transfer of control, variable consideration, allocation of transfer pricing, licenses, time value of money, contract costs and disclosures. We elected to adopt the standard using the full retrospective method effective January 1, 2018, which required us to revise each prior reporting period presented.

The Company implemented new policies, processes, and systems to enable both the preparation of financial information and internal controls over financial reporting in connection with its adoption of ASC 606. The most significant impact of the standard relates to our accounting for prepaid commissions as part of our cost of subscription contracts. Specifically, commissions paid for new customer sales are now being deferred over a five year life to match the new customer’s expected life and use of the Company’s own capitalized costs for related software technology. This five-year life is considered to cross products and capture the average value a customer benefits from purchasing the Company’s data and products. Additional impacts of the standard related to changes in the method of identifying performance obligations within our EndNote product of the Web of Science Product Line.

Adoption of the standard using the full retrospective method required us to restate certain previously reported results. Adoption of the standard related to revenue recognition impacted our previously reported results as follows:

	Year Ended December 31, 2017
	As Previously	New Revenue Standard
	Reported*	Adjustment	As Adjusted
Statement of Operation
Revenues, net	$919,749	(2,115)	$917,634
Cost of revenues, excluding depreciation and amortization	(394,264)	49	(394,215)
Selling, general and administrative costs, excluding depreciation and amortization	(346,836)	3,693	(343,143)
Total operating expenses	(1,068,403)	3,742	(1,064,661)
Loss from operations	(148,654)	1,627	(147,027)
Loss before income tax	(286,850)	1,627	(285,223)
Net Loss	$(265,557)	$1,627	$(263,930)

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

	December 31, 2017
	As Previously	New Revenues Standard
	Reported	Adjustment	As Adjusted
Balance Sheet
Prepaid expenses	$29,465	$(1,070)	$28,395
Total current assets	444,978	(1,070)	443,908
Other non-current assets	54,569	5,460	60,029
Total assets	4,000,721	4,390	4,005,111
Current portion of deferred revenues	356,002	5,258	361,260
Total current liabilities	655,815	5,258	661,073
Total liabilities	2,713,747	5,258	2,719,005
Accumulated deficit	(389,231)	(868)	(390,099)
Total Shareholders’ Equity	1,286,974	(868)	1,286,106
Total Liabilities and Shareholders’ Equity	$4,000,721	$4,390	$4,005,111

*	Reflects additional reclassifications of certain expenses to align the presentation with how the Company currently manages these expenses. Refer to Note 1 — Background and Nature of Operations for further details.

In August 2016, the FASB issued new guidance, ASU 2016-15, related to the statement of cash flows which addresses eight specific cash flow classification issues to reduce diversity in practice. This guidance is effective for the Company for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2017. The guidance should be applied on a retrospective basis. The Company adopted the standard beginning on January 1, 2018. The adoption has no material impact on the consolidated financial statements.

In October 2016, the FASB issued new guidance, ASU 2016-16, for intra-entity transfers of assets other than inventory. This standard requires that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this standard eliminate the exception for an intra-entity transfer of an asset other than inventory. This guidance is effective for annual reporting periods beginning after December 15, 2017, and interim reporting periods within annual reporting periods beginning after December 15, 2017. The Company adopted the standard effective January 1, 2018. The adoption has no material impact on the consolidated financial statements.

In January 2017, the FASB issued new guidance, ASU 2017-01, which clarifies the requirements needed for assets and activities to meet the definition of a business which affects multiple areas of accounting including acquisitions, disposals, goodwill and consolidations. This guidance is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2017. The Company adopted the standard beginning on January 1, 2018. The adoption has no material impact on the consolidated financial statements.

In February 2017, the FASB issued new guidance, ASU 2017-05, which clarifies the accounting for derecognition (e.g. sales) of nonfinancial assets in contracts with non-customers and defines what is considered an in substance nonfinancial asset. The new standard is effective at the same time of adoption of ASU 2014-09. The Company adopted the standard effective January 1, 2018. The standard did not have a material impact on the consolidated financial statements.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

In March 2017, the FASB issued new guidance, ASU 2017-07, which changes how the net periodic benefit cost of defined benefit and other post retirement benefit plans is presented in the statements of operations. Under the new guidance, the service cost would be presented as a component of operating expenses in the same line item or items as employee compensation costs, and the other components of net periodic benefit cost would be presented outside of operating income. Further, the only component that would be eligible for capitalization into assets such as inventory would be service cost. The guidance is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2017. The guidance is required to be applied on a retrospective basis, with the exception that the guidance regarding capitalization of service cost is to be applied on a prospective basis. The Company elected to adopt the standard effective January 1, 2018. The standard did not have a material impact on the consolidated financial statements.

In August 2017, the FASB issued guidance, ASU 2017-12, which provides targeted improvements to the accounting for hedging activities to better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company early adopted effective January 1, 2018 with a modified retrospective transition method. The standard did not have a material impact on the consolidated financial statements.

In February 2018, the FASB issued guidance, ASU 2018-02, which allows companies to reclassify the tax effects stranded in Accumulated Other Comprehensive Income resulting from The Tax Cuts and Jobs Act to retained earnings. The guidance is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. Early adoption is permitted, including adoption in any interim period. The Company elected to adopt the standard effective December 31, 2018. The standard did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Standards

In February 2016, the FASB issued new guidance, ASU 2016-02, related to leases in which lessees will be required to recognize assets and liabilities on the balance sheet for leases having a term of more than 12 months. Recognition of these lease assets and lease liabilities represents a change from previous GAAP, which did not require lease assets and lease liabilities to be recognized for operating leases. Qualitative disclosures along with specific quantitative disclosures will be required to provide enough information to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities. The Company has elected to adopt the standard effective January 1, 2019.

The provisions of ASU 2016-02 are effective for the Company’s fiscal year beginning January 1, 2019, including interim periods within that fiscal year. The Company plans to elect the package of practical expedients included in this guidance, which allows it to not reassess whether any expired or existing contracts contain leases, the lease classification for any expired or existing leases, and the initial direct costs for existing leases. The Company does not plan to recognize short-term leases on its Consolidated Balance Sheet, and will recognize those lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term.

In July 2018, the FASB issued ASU 2018-11, Leases — Targeted Improvements, as an update to the previously-issued guidance. This update added a transition option which allows for the recognition of a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption without recasting the financial statements in periods prior to adoption. The Company plans to elect this transition option.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

At adoption, the Company expects to recognize a material increase in total assets and total liabilities resulting from the recognition of right-of-use assets and the related lease liabilities initially measured at the present value of its future operating lease payments. The Company continues to evaluate the impacts of adopting this guidance on its 2019 Consolidated Balance Sheet, Statement of Operations, Statement of Cash Flows, and is updating processes and internal controls to meet the new reporting and disclosure requirements in ASU 2016-02. The Company believes the most significant impact relates to its accounting for real estate leases. We do not anticipate significant impact from leases embedded in service contracts, significant changes to cash flows, or changes to our lease portfolio prior to adoption. The adoption of this standard will have no impact on the Company’s covenant compliance under its current debt agreements.

In June 2016, the FASB issued new guidance, ASU 2016-13, related to measurement of credit losses on financial instruments which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. This new guidance replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The guidance is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In January 2017, the FASB issued new guidance, ASU 2017-04, which simplifies testing goodwill for impairment by eliminating Step 2 from the goodwill impairment test as described in previously issued guidance. The guidance is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In June 2018, the FASB issued guidance, ASU 2018-07, which simplifies the accounting for nonemployee share-based payment transactions. The guidance is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In July 2018, the FASB issued guidance, ASU 2018-09, Codification Improvements, which clarifies guidance that may have been incorrectly or inconsistently applied by certain entities. The guidance is effective for all entities for fiscal years beginning after December 15, 2018. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In August 2018, the FASB issued guidance, ASU 2018-13, which modifies the disclosure requirements on fair value measurements. The guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In August 2018, the FASB issued guidance, ASU 2018-14, which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The guidance is effective for all entities for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In August 2018, the FASB issued guidance, ASU 2018-15, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internaluse software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this Update. The guidance is effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

There were no other new accounting standards that we expect to have a material impact to our financial position or results of operations upon adoption.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Note 4:    Business Combinations

On October 25, 2018, Clarivate closed on the acquisition of TrademarkVision USA, LLC (“TrademarkVision”), an artificial intelligence technology start-up organization headquartered in Brisbane, Australia. The total purchase price for the acquisition consisted of $20,042 in closing date net cash consideration, subject to subsequent working capital adjustments, plus potential earn-out cash payments dependent upon achievement of certain milestones and financial performance metrics. The fair market value of the liability associated with the earn-out was $4,115 on the date of acquisition. Subsequent changes in the fair value will be included within the Consolidated Statement of Operations. Additionally, the excess value of the total purchase price over the estimated fair value of our identifiable assets and liabilities upon the closing of the acquisition of $19,205 was allocated to goodwill. The consolidated financial statements include the results of the acquisition subsequent to the closing date. TrademarkVision and its revolutionary image recognition software search tool for trademarks will join the trademark clearance and protection partner CompuMark.

In March 15, 2018, the Company acquired all of the outstanding stock of Kopernio (“Kopernio”), an artificial-intelligence technology startup, for $3,497. The Kopernio acquisition was accounted for using the acquisition method of accounting. As a result of the Kopernio acquisition and the application of purchase accounting, Kopernio’s identifiable assets and liabilities were adjusted to their estimated fair market values as of the closing date, which included a finite life intangible of $1,258 relating to computer software. Additionally, the excess value of the total purchase price over the estimated fair value of our identifiable assets and liabilities upon the closing of the acquisition of $2,322 was allocated to goodwill. The consolidated financial statements include the results of the acquisition subsequent to the closing date.

On June 1, 2017, the Company acquired all assets, liabilities and equity interests of Publons Limited and its wholly -owned subsidiary (“Publons”). Total net cash consideration for the acquisition was $7,401, plus potential future cash payments of up to $9,500 contingent upon Publons achieving certain milestones or financial and non-financial performance targets through 2020, including platform users and reviews. The fair market value of the liability associated with the earn-out was $5,900 on the date of acquisition. Subsequent changes in the fair value will be included within the Consolidated Statement of Operations. Publons is a researcher-facing peer-review data and recognition platform. The acquisition of Publons, its platform and data, is believed to increase the value of multiple existing Company products, while supporting researchers in the process. The consolidated financial statements include the results of the acquisitions subsequent to the closing date.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

The fair value of identifiable assets acquired and liabilities assumed for all acquisitions at closing during 2018 and 2017, respectively, which were adjusted for qualifying measurement period adjustments, net of cash acquired, and contingent consideration liabilities incurred in relation to the acquisitions are summarized below:

	2018	2017
Other current assets	$706	$51
Finite-lived intangible assets	7,928	3,600
Indefinite-lived intangible assets	—	70
Goodwill	21,527	9,767
Other non-current assets	38	14
Total assets	30,199	13,502
Current liabilities	491	182
Non-current liabilities	2,054	19
Total liabilities	2,545	201
Net assets acquired	$27,654	$13,301

None of the goodwill associated with any of the business combinations above will be deductible for income tax purposes. Pro forma information is not presented for these acquisitions as the aggregate operations of the acquisitions were not significant to the overall operations of the Company.

Note 5:    Divested Operations

Effective October 1, 2018, all assets, liabilities and equity interest of the IP Management (IPM) Product Line and related assets were sold to CPA Global for a total purchase price of $100,130. Proceeds received were inclusive of amounts subject to working capital adjustments of $6,135, which are recorded in Accrued expenses and other current liabilities on the Consolidated Balance Sheet. Net proceeds received excluded Cash and cash equivalents and Restricted cash of $25,382. The results of the IPM Product Line and related assets are included in the Consolidated Statement of Operations through September 30, 2018. As a result of the sale, the Company recorded a net gain on sale of $36,072, inclusive of incurred transaction costs of $3,032 in connection with the divestiture. The gain on sale is included in Other operating income (expense), net within the Consolidated Statement of Operations. As a result of the sale, the Company wrote off Goodwill in the amount of $49,349.

The Company used $31,378 of the proceeds to pay down the Term Loan Facility on October 31, 2018. See Note 12: Debt, for further details.

The divestiture of the IPM Product Line and related assets does not represent a strategic shift that is expected to have a major effect on the Company’s operations or financial results, as defined by ASC 205-20, Discontinued Operations; as a result, the divestiture does not meet the criteria to be classified as discontinued operations.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Note 6:    Computer Hardware and Other Property, Net

Computer hardware  and other property  consisted of the following:

	December 31,
	2018	2017
Computer hardware	$18,130	$11,238
Leasehold improvements	13,298	13,885
Furniture, fixtures and equipment	6,816	6,768
Total computer hardware and other property	38,244	31,891
Accumulated depreciation	(17,603)	(8,881)
Total computer hardware and other property, net	$20,641	$23,010

Depreciation amounted to $9,422 for the year ended December 31, 2018. Depreciation amounted to $6,997 for the year ended December 31, 2017.

Note 7:    Identifiable Intangible Assets, net

The Company’s identifiable intangible assets consist of the following:

	December 31, 2018			December 31, 2017
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Finite-lived intangible assets
Customer relationships	$291,503	$(164,611)	$126,892	$299,886	$(95,606)	$204,280
Databases and content	1,725,878	(233,733)	1,492,145	1,733,304	(130,271)	1,603,033
Computer software	268,704	(97,570)	171,134	235,420	(52,696)	182,724
Finite-lived intangible assets	2,286,085	(495,914)	1,790,171	2,268,610	(278,573)	1,990,037

Indefinite-lived intangible assets
Trade names	168,349	—	168,349	170,050	—	170,050
Total intangible assets	$2,454,434	$(495,914)	$1,958,520	$2,438,660	$(278,573)	$2,160,087

The Company performed the indefinite-lived impairment test as of October 1, 2018. As part of this analysis, the Company determined that its trade name, with a carrying value of $168,349, and $170,050 as of December 31, 2018 and 2017, respectively, was not impaired and will continue to be reported as indefinite-lived intangible assets.

The weighted-average amortization period for each class of finite-lived intangible assets and for total finite-lived intangible assets, which range between two and 20 years, is as follows:

Remaining Weighted-Average Amortization Period (in years)
Customer relationships	10.6
Databases and content	14.9
Computer software	4.9
Total	13.9

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Amortization amounted to $227,803 for the year ended December 31, 2018. Amortization amounted to $221,466 for the year ended December 31, 2017.

Estimated amortization for each of the five succeeding years as of December 31, 2018 is as follows:

2019	$176,545
2020	158,807
2021	149,326
2022	117,865
2023	113,545
Thereafter	1,036,411
Subtotal finite-lived intangible assets	1,752,499
Internally developed software projects in process	37,672
Total finite-lived intangible assets	1,790,171
Intangibles with indefinite lives	168,349
Total intangible assets	$1,958,520

Note 8:    Goodwill

The change in the carrying amount of goodwill is shown below:

Balance as of December 31, 2016	$1,305,571
Acquisition	9,767
Measurement period adjustments	(4,175)
Impact of foreign currency fluctuations and other	90
Balance as of December 31, 2017	$1,311,253
Acquisition	21,527
Disposals	(49,349)
Impact of foreign currency fluctuations and other	(512)
Balance as of December 31, 2018	$1,282,919

The Company performed the goodwill impairment test as of October 1, 2018 and 2017. Additionally, the Company reviewed goodwill for indicators of impairment at December 31, 2018 and 2017.

Goodwill represents the purchase price in excess of the fair value of the net assets acquired in a business combination. If the carrying value of a reporting unit exceeds the implied fair value of that reporting unit, an impairment charge to goodwill is recognized for the excess. The Company’s reporting units are one level below the operating segment, as determined in accordance with ASC 350. For the years ended December 31, 2017 and 2018, the Company had one reporting unit and five reporting units, respectively. The number of reporting units increased during 2018 due to a change in the Company’s reporting structure resulting in five reporting units.

The Company estimates the fair value of its reporting units using the income approach, which is a change from the previous year, which used a market approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated cash flows. No indicators of impairment existed as a result of the Company’s assessments. However, based on the results of the 2018 annual impairment analysis performed, the Company has determined that the Derwent Product Line, previously known as the Intellectual Property & Standard (“IP&S”), reporting unit is at risk of a future goodwill impairment. The total goodwill associated with this reporting unit was approximately $130,381 as of December 31, 2018. Based on the latest annual impairment test, the estimated fair value of the Derwent Product Line reporting unit is approximately 2% above its carrying value.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

In connection with the 2016 Transaction, during the third quarter of 2017, the Company recorded measurement period adjustments due to additional analysis of facts and circumstances that existed after closing, which increased computer hardware and other property by $3,925, decreased accounts receivable by $614, decreased other current liabilities by $360, and decreased other non-current liabilities by $504. These adjustments resulted in an decrease to goodwill of $4,175. None of these measurement period adjustments had a material impact on the Company’s results of operations. Effective October 1, 2018, the Company divested the IPM Product Line, which included $49,349 of goodwill. See Note 5: Divested Operations for further details.

Note 9:    Derivative Instruments

Prior to the sale of the IPM Product Line and related assets, the Company entered into forward contracts in order to mitigate exposure from changes in foreign currency exchange rates related to certain foreign denominated payables. We utilized derivative instruments to help us manage these risks. The maximum term of the forward contracts was six months with the majority of forward contracts having a term of one month. The Company recorded these forward contracts in either Accounts receivable or Accrued expenses and other current liabilities at fair value in the Consolidated Balance Sheets and recognized changes in the fair value of these forward contracts through earnings, as these instruments had not been designated as hedges.

The IPM Product Line and related assets, which was divested on October 1, 2018, had forward contracts with notional values of $36,639 at December 31, 2017. Losses/(gains) on the forward contracts amounted to $240 and $(1,479) for the years ended December 31, 2018 and 2017, respectively, and were recorded in Revenues, net in the Consolidated Statements of Operations. The cash flows from forward contracts were reported as operating activities in the Consolidated Statements of Cash Flows. The fair value of the forward contracts was $83 at December 31, 2017. The fair value of the forward contracts was recorded in Other current assets in the Consolidated Balance Sheets.

Effective March 31, 2017, the Company entered into interest rate swap arrangements with counterparties to reduce its exposure to variability in cash flows relating to interest payments on $300,000 of its outstanding Term Loan arrangements. Additionally, effective February 28, 2018, the Company entered into another interest rate swap relating to interest payments on $50,000 of its outstanding Term Loan arrangements. These hedging instruments mature on March 31, 2021. The Company applies hedge accounting by designating the interest rate swaps as a hedge on applicable future quarterly interest payments. This interest rate swap was effective as of December 31, 2018 and 2017. The fair value of the interest rate swaps is recorded in Other long-term assets according to the duration of related cash flows. The total fair value of interest rate swap asset was $3,644 and $1,107 at December 31, 2018 and 2017, respectively.

Note 10:    Fair Value Measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

•	Level 2 — Observable inputs other than quoted prices include in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Unobservable inputs that are support by little or no market activity. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Below is a summary of the valuation techniques used in determining fair value:

Derivatives — Derivatives consist of foreign exchange contracts and interest rate swaps. The fair value of foreign exchange contracts is based on observable market inputs of spot and forward rates or using other observable inputs. The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate such agreements, taking into account market interest rates and the remaining time to maturities or using market inputs with mid-market pricing as a practical expedient for bid-ask spread. See Note 9 — Derivative Instruments for additional information.

Contingent consideration — The Company values contingent consideration related to business combinations using a weighted probability calculation of potential payment scenarios discounted at rates reflective of the risks associated with the expected future cash flows. Key assumptions used to estimate the fair value of contingent consideration include revenues, net new business and operating forecasts and the probability of achieving the specific targets. See Note 4 — Business Combinations for additional information.

The following inputs and assumptions were used to value the foreign exchange contract derivative liabilities outstanding during the years ended December 31, 2018 and 2017:

	December 31,
	2018	2017
Discount Rate	N/A	1.26 – 1.5%

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other accruals readily convertible into cash approximate fair value because of the short-term nature of the instruments. Additionally, the Company has a long-term indemnification asset from the Former Parent, the amount of which is equal to certain tax liabilities incurred prior to the 2016 Transaction. The carrying amount approximates fair value because settlement is expected to be based on the underlying tax amount. The carrying value of the Company’s variable interest rate debt, excluding unamortized debt issuance costs and original issue discount, approximates fair value due to the short-term nature of the interest rate bench mark rates. The fair value of the fixed rate debt is estimated based on market observable data for debt with similar prepayment features. The fair value of the Company’s debt was $1,950,318 and $2,093,827 at December 31, 2018 and 2017, respectively. The fair value is considered Level 2 under the fair value hierarchy.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The Company has determined that its forward contracts, included in Other current assets, along with the interest rate swaps, included in Accrued expenses and other current liabilities and Other non-current liabilities according to the duration of related cash flows, reside within Level 2 of the fair value hierarchy.

The earn-out liability is recorded in Accrued expenses and other current liabilities and Other non-current liabilities and is classified as Level 3 in the fair value hierarchy. Additionally, the earn-out relates to the TrademarkVision and the Publons acquisitions that occurred in 2018 and 2017, respectively. The amount payable is contingent upon the achievement of certain company specific milestones and performance metrics over a 1-year and 3-year period, respectively, including number of cumulative users, cumulative reviews and annual revenues. In accordance with ASC 805, we estimated the fair value of the earn-out using a Monte Carlo simulation. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. Significant changes in the key assumptions and inputs could result in a significant change in the fair value measurement of the earn-out. As of December 31, 2018, there were no significant changes in the range of outcomes for the earn out.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

There were no transfers of assets or liabilities between levels during the years ended December 31, 2018 and 2017.

The following inputs and assumptions were used to value the earn-out liability as of December 31, 2018:

TrademarkVision
Risk free rate	2.77%
Discount rate	8.09%
Expected life (in years)	1.54

Publons
Risk free rate	2.34 – 2.63%
Discount rate	9.23 – 9.72%
Expected life (in years)	1.04 – 3.04

The following inputs and assumptions were used to value the earn-out liability as of December 31, 2017:

Publons
Risk free rate	1.17 – 1.62%
Discount rate	11.44 – 11.90%
Expected life (in years)	1.12 – 4.12

The following table presents the changes in the earn-out, the only Level 3 item, for the years ended December 31, 2018 and 2017.

Balance as of December 31, 2016	$—
Earn-out liability	5,900
Balance at December 31, 2017	5,900
Business combinations	4,115
Payment of Earn-out liability(1)	(2,470)
Revaluations included in earnings	(470)
Balance as of December 31, 2018	$7,075

(1)	See Note 19: Commitments and Contingencies for further details.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

The following table provides a summary of the Company’s assets and liabilities that were recognized at fair value on a recurring basis as at December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total Fair Value

Assets
Interest rate swap asset	$—	$3,644	$—	$3,644
	—	3,644	—	3,644
Liabilities
Earn-out	—	—	7,075	7,075
Total	$—	$—	$7,075	$7,075

	December 31, 2017
	Level 1	Level 2	Level 3	Total Fair Value

Assets
Forward contracts asset	$—	$83	$—	$83
Interest rate swap asset	—	1,107	—	1,107
	—	1,190	—	1,190
Liabilities
Earn-out Liability	—	—	5,900	5,900
Total	$—	$—	$5,900	$5,900

Non-Financial Assets Valued on a Non-Recurring Basis

The Company’s long-lived assets, including goodwill and finite-lived intangible assets subject to amortization, are measured at fair value on a non-recurring basis. These assets are measured at cost but are written-down to fair value, if necessary, as a result of impairment. There have been no impairments of the Company’s long-lived assets during any of the periods presented.

Finite-lived Intangible Assets — If a triggering event occurs, the Company determines the estimated fair value of finite-lived intangible assets by determining the present value of the expected cash flows.

Indefinite-lived Intangible Asset — If a qualitative analysis indicates that it is more likely than not that the estimated fair value is less than the carrying value of an indefinite-lived intangible asset, the Company determines the estimated fair value of the indefinite-lived intangible asset (trade name) by determining the present value of the estimated royalty payments on an after-tax basis that it would be required to pay the owner for the right to use such trade name. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized in an amount equal to the excess.

Note 11:    Pension and Other Post-Retirement Benefits

Retirement Benef its

Defined contribution plans

Employees participate in various defined contribution savings plans that provide for Company-matching contributions. Costs for future employee benefits are accrued over the periods in which employees earn the benefits. Total expense related to defined contribution plans was $13,170 for the year ended December 31, 2018 and $12,488 for the year ended December 31, 2017, which approximates the cash outlays related to the plans.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Defined benefit plans

A limited number of employees participate in noncontributory defined benefit pension plans that are maintained in certain international markets. The plans are managed and funded to provide pension benefits to covered employees in accordance with local regulations and practices. The Company’s obligations related to the defined benefit pension plans is in Accrued expenses and other current liabilities and Other non-current liabilities.

The following table presents the changes in projected benefit obligations, the plan assets, and the funded status of the defined benefit pension plans:

	December 31,
	2018	2017
Obligation and funded status:
Change in benefit obligation
Projected benefit obligation at beginning of year	$14,258	$13,621
Service costs	888	442
Interest cost	283	168
Plan participant contributions	109	—
Actuarial (gain)/losses	29	(640)
Divestiture	(138)	—
Benefit payments	(274)	(123)
Expenses paid from assets	(35)	—
Effect of foreign currency translation	(634)	790
Projected benefit obligation at end of year	$14,486	$14,258

Change in plan assets
Fair value of plan assets at beginning of year	$5,062	$5,062
Actual return on plan assets	95	—
Plan participant contributions	109	—
Employer contributions	460	123
Benefit payments	(274)	(123)
Expenses paid from assets	(35)	—
Effect of foreign currency translation	(233)	—
Fair value of plan assets at end of year	5,184	5,062
Unfunded status	$(9,302)	$(9,196)

The following table summarizes the amounts recognized in the consolidated balance sheets related to the defined benefit pension plans:

	December 31,
	2018	2017
Current liabilities	$(443)	$(342)
Non current liabilities	$(8,859)	$(8,854)
AOCI	$(1,054)	$(1,252)

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

The following table provides information for those pension plans with an accumulated benefit obligation in excess of plan assets and projected benefit obligations in excess of plan assets:

	December 31,
	2018	2017
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	$13,605	$13,499
Fair value of plan assets	$5,184	$5,062
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	$14,486	$14,258
Fair value of plan assets	$5,184	$5,062

The components of net periodic benefit cost changes in plan assets and benefit obligations recognized in other comprehensive loss were as follows:

	December 31,
	2018	2017
Service cost	$888	$442
Interest cost	283	168
Expected return on plan assets	(150)	—
Amortization of actuarial gains	(78)	(4)
Net period benefit cost	$943	$606

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost as of:

	December 31,
	2018	2017
Discount rate	2.31%	2.38%
Expected return on plan assets	3.00%	—%
Rate of compensation increase	3.76%	4.56%
Social Security increase rate	2.50%	2.50%
Pension increase rate	1.80%	2.00%

The following table presents the weighted-average assumptions used to determine the benefit obligations as of:

	December 31,
	2018	2017
Discount rate	2.26%	2.31%
Rate of compensation increase	3.68%	3.76%
Social Security increase rate	2.50%	2.50%
Pension increase rate	1.80%	1.80%

The Company determines the assumptions used to measure plan liabilities as of the December 31 measurement date.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

The discount rate represents the interest rate used to determine the present value of the future cash flows currently expected to be required to settle the Company’s defined benefit pension plan obligations. The discount rates are derived using weighted average yield curves on corporate bonds. The cash flows from the Company’s expected benefit obligation payments are then matched to the yield curve to derive the discount rates. At December 31, 2018, the discount rates ranged from 0.40% to 7.10% for the Company’s pension plan and postretirement benefit plan. At December 31, 2017, the discount rates ranged from 0.45% to 7.10% for the Company’s pension plan and postretirement benefit plan.

Plan Assets

The general investment objective for our plan assets is to obtain a rate of investment return consistent with the level of risk being taken and to earn performance rates of return as required by local regulations for our defined benefit plans. For such plans, the strategy is to invest primarily 100% in insurance contracts. Plan assets held in insurance contracts do not have target asset allocation ranges. The expected long-term return on plan assets is estimated based off of historical and expected returns. As of December 31, 2018, the expected weighted-average long-term rate of return on plan assets was 3%.

The fair value of our plan assets and the respective level in the far value hierarchy by asset category is as follows:

	December 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total Assets	Level 1	Level 2	Level 3	Total Assets
Fair value measurement of pension plan assets:
Insurance contract	$—	—	5,184	$5,184	$—	—	5,062	$5,062

The fair value of the insurance contracts is an estimate of the amount that would be received in an orderly sale to a market participant at the measurement date. The amount the plan would receive from the contract holder if the contracts were terminated is the primary input and is unobservable. The insurance contracts are therefore classified as Level 3 investments.

The following table provides the estimated pension benefit payments that are payable from the plans to participants as of December 31, 2018 for the following years:

2019	$488
2020	610
2021	489
2022	643
2023	781
2024 to 2027	4,923
Total	$7,934

Based on the current status of our defined benefit obligations, we expect to make payments in the amount of $274 to fund these plans in 2019. However, this estimate may change based on future regulatory changes.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Note 12:    Debt

The following is a summary of the Company’s debt:

		December 31, 2018		December 31, 2017
Type	Maturity	Effective Interest Rate	Carrying Value	Effective Interest Rate	Carrying Value
Senior Unsecured Notes	2024	7.875%	$500,000	7.875%	$500,000
Term Loan Facility	2023	5.729%	1,483,993	4.700%	1,530,700
The Revolving Credit Facility	2021	5.754%	5,000	—%	—
The Revolving Credit Facility	2021	5.729%	40,000	4.751%	30,000
Total debt outstanding			2,028,993		2,060,700
Debt issuance costs			(34,838)		(43,086)
Term Loan Facility, discount			(3,633)		(4,534)
Short-term debt, including current portion of long-term debt			(60,345)		(45,345)
Long-term debt, net of current portion and debt issuance costs			$1,930,177		$1,967,735

The loans were priced at market terms and collectively have a weighted average interest rate and term of 6.259% and 5.473% for the year ended December 31, 2018 and 2017, respectively.

Senior Unsecured Notes

On October 3, 2016, in connection with the 2016 Transaction, Camelot Finance S.A., a wholly-owned subsidiary of the Company, issued senior unsecured notes (“Notes”) in an aggregate principal amount of $500,000. The Notes bear interest at a rate of 7.875% per annum, payable semi-annually to holders of record in April and October and mature in October 2024. The first interest payment was made April 2017. The Notes include customary covenants, including covenants that restrict, subject to certain exceptions, Bidco’s, and certain of its subsidiaries’, ability to incur indebtedness, issue certain types of stock, incur liens, make certain investments, dispose of assets, make certain types of restricted payments, consolidate or merge with certain entities or enter into certain related party transactions.

The Notes are subject to redemption as a result of certain changes in tax laws or treaties of (or their interpretation by) a relevant taxing jurisdiction at 100% of the principal amount, plus accrued and unpaid interest to the date of redemption, and upon certain changes in control at 101% of the principal amount, plus accrued and unpaid interest to the date of purchase. Additionally, at the Company’s election the Notes may be redeemed (i) prior to October 15, 2019 at a redemption price equal to 100% of the aggregate principal amount of Notes being redeemed plus a “make-whole” premium, plus accrued and unpaid interest to the date of redemption or (ii) on October 15 of each of the years referenced below based on the call premiums listed below, plus accrued and unpaid interest to the date of redemption.

Period	Redemption Price (as a percentage of principal)
2019	103.938%
2020	101.969%
2021 and thereafter	100.000%

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Senior Secured Credit Facility

The Company’s credit agreement, dated as of October 3, 2016 (“Credit Agreement”), initially consisted of a $1,550,000 Term Loan Facility and a $175,000 first lien senior secured revolving credit facility in an aggregate principal amount of $175,000, with a letter of credit sub limit of $25,000 (“Revolving Credit Facility”). The Revolving Credit Facility carries an interest rate at LIBOR plus 3.25% per annum or Prime plus a margin of 2.25% per annum, as applicable depending on the borrowing, and matures on October 3, 2021. The Revolving Credit Facility interest rate margins will decrease upon the achievement of certain first lien net leverage ratios (as the term is used in the Credit Agreement). The Term Loan Facility consisted of a $651,000 borrowing by Camelot Finance LP, a subsidiary of Onex Corporation, and an $899,000 borrowing by Camelot Cayman LP, a subsidiary of Onex Corporation (collectively “Tower Borrowers”). The proceeds of the loans to Tower Borrowers were, in turn, loaned to the Company in loans with identical principal amounts and substantially similar repayment terms. In addition to the interest rates above the Company pays 0.1% interest to the Tower Borrowers. Camelot Finance LP was dissolved on December 31, 2017, at which time Credit Suisse AG, Cayman Islands Branch, acting as the administrative agent for the respective portion of the Term Loan Facility, became the direct lender to the Company. The Term Loan Facility matures on October 3, 2023. Principal repayments under the Term Loan Facility are due quarterly in an amount equal to 0.25% of the aggregate outstanding principal amount borrowed under the Term Loan Facility on October 3, 2016 and on the maturity date, in an amount equal to the aggregate outstanding principal amount on such date, together in each case, with accrued and unpaid interest. In connection with the Term Loan Facility, the Company incurred $64,888 of debt issuance costs.

On April 6, 2017, and November 16, 2017, the Borrowers and the other loan parties entered into Amendments (the “Amendments”) to the Credit Agreement in order to (i) reduce the margins under the existing senior secured U.S. dollar-denominated Term Loan Facility to LIBOR plus 3.50%, and 3.25%, respectively, per annum (with a 1.00% LIBOR floor) or Prime plus 2.25% per annum, as applicable, and (ii) reset the prepayment premium of 101% on certain prepayments and amendments of the Term Loan Facility in connection with re-pricing events (“Amended Term Loan Facility”). In addition, the Company pays 0.1% interest to the Tower Borrowers. Effective December 31, 2017, the Company no longer pays interest to Camelot Finance LP. The Amended Term Loan Facility was $1,534,539. As a result of the Amendments, debt issuance costs and debt discounts of $13,892, which had been capitalized in connection with the original Term Loan Facility issued on October 3, 2016, were written off to Interest expense, net in the Consolidated Statements of Operations as extinguishment charges for the year ended December 31, 2017. The Amendments also provided for a 0.25% step-down in margin once UK Holdco achieves a B2 corporate family rating from Moody’s. Except as noted above, all other terms of the Amended Term Loan Facility are substantially similar to terms of the Company’s existing Term Loan Facility.

Upon sale of the IPM Product Line and related assets, the Company made an excess cash payment of $31,378 toward the Company’s Term Loan Facility in accordance with the Credit Facility.

The Revolving Credit Facility provides for revolving loans, same-day borrowings and letters of credit pursuant to commitments in an aggregate principal amount of $175,000 with a letter of credit sublimit of $25,000. Proceeds of loans made under the Revolving Credit Facility may be borrowed, repaid and reborrowed prior to the maturity of the Revolving Credit Facility. Our ability to draw under the Revolving Credit Facility or issue letters of credit thereunder will be conditioned upon, among other things, delivery of required notices, accuracy of the representations and warranties contained in the Credit Agreement and the absence of any default or event of default under the Credit Agreement.

With respect to the Amendments, the Company may be subject to certain negative covenants, including either a fixed charge coverage ratio, total first lien net leverage ratio, or total net leverage ratio if certain conditions are met. These conditions were not met and the Company was not required to perform these covenants as of December 31, 2018.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

The obligations of the borrowers under the Credit Agreement are guaranteed by UK Holdco and certain of its restricted subsidiaries and are collateralized by substantially all of UK Holdco’s and certain of its restricted subsidiaries’ assets (with customary exceptions described in the Credit Agreement). UK Holdco and its restricted subsidiaries are subject to certain covenants including restrictions on UK Holdco’s ability to pay dividends, incur indebtedness, grant a lien over its assets, merge or consolidate, make investments, or make payments to affiliates.

As of December 31, 2018, letters of credit totaling $2,002 were collateralized by the Revolving Credit Facility. Notwithstanding the Revolving Credit Facility, as of December 31, 2018 the Company had an unsecured corporate guarantee outstanding for $9,639 and cash collateralized letters of credit totaling $38, all of which were not collateralized by the Revolving Credit Facility. The Company borrowed $45,000 and $30,000 against the Revolving Credit Facility as of December 31, 2018 and 2017, respectively, to support current operations. The Company’s cash from operations is expected to meet repayment needs for the next twelve months.

Amounts due under all of the outstanding borrowings as of December 31, 2018 for the next five years are as follows:

2019	$60,345
2020	15,345
2021	15,345
2022	15,345
2023	1,422,613
Thereafter	500,000
Total maturities	2,028,993
Less: capitalized debt issuance costs and original issue discount	(38,471)
Total debt outstanding as of December 31, 2018	$1,990,522

Note 13:    Revenue

Disaggregated Revenues

The tables below show the Company’s disaggregated revenues for the periods presented:

	Years Ended December 31,
	2018	2017
Subscription revenues	$794,097	$785,717
Transaction revenues	177,523	181,590
Total revenues, gross	971,620	967,307
Deferred revenues adjustment(1)	(3,152)	(49,673)
Total Revenues, net	$968,468	$917,634

(1)	This accounting adjustment relates to the 2016 Transaction, which included a revaluation of deferred revenues to account for the difference in value between the customer advances retained by the Company upon the consummation of the 2016 Transaction and our outstanding performance obligations related to those advances.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Cost to Obtain a Contract

The Company has prepaid sales commissions included in both Prepaid expenses and Other non-current assets on the balance sheets. The amount of prepaid sales commissions included in Prepaid expenses was $10,407 and $8,285 as of December 31, 2018 and 2017, respectively. The amount of prepaid sales commissions included in Other non-current assets was $9,493 and $5,457 as of December 31, 2018 and 2017, respectively. Amortization expense of the commission balances amounted to $9,995 and $4,335 for the years ended December 31, 2018 and 2017, respectively. The Company has not recorded any impairments against these prepaid sales commissions.

Contract Balances

	Accounts receivables	Current portion of deferred revenues	Non-current portion of deferred revenues
Opening (1/1/2018)	$317,808	$361,260	$15,796
Closing (12/31/2018)	331,295	391,102	17,112
Increase/(decrease)	$(13,487)	$(29,842)	$(1,316)

Opening (1/1/2017)	$361,586	$333,944	$18,602
Closing (12/31/2017)	317,808	361,260	15,796
Increase/(decrease)	$43,778	$(27,316)	$2,806

The amount of revenues recognized in the period that were included in the opening deferred revenues current and long-term balances were $361,260. This revenue consists primarily of subscription revenue.

Transaction Price Allocated to the Remaining Performance Obligation

As of December 31, 2018, approximately $68,394 of revenue is expected to be recognized in the future from remaining performance obligations, excluding contracts with durations of one year or less. The Company expects to recognize revenue on approximately 63% of these performance obligations over the next 12 months. Of the remaining 37%, 21% is expected to be recognized within the following year, with the final 16% expected to be recognized within years 3 to 9.

Note 14:    Shareholders’ Equity

Shareholders’ Equity

In March 2017, the Company formed the Management Incentive Plan under which certain employees of the Company may be eligible to purchase shares of the Company. In exchange for each share purchase subscription, the purchaser is entitled to a fully vested right to an ordinary share. Additionally, along with a subscription, employees receive a corresponding number of options to acquire additional ordinary shares subject to five year vesting. See “Note 15 — Employment and Compensation Arrangements” for additional detail related to the options. The Company has received net subscriptions for 1,503 and 9,220 shares during the years ended December 31, 2018 and 2017, respectively. Additionally, the Company granted 500 ordinary shares in exchange for services provided during the year ended December 31, 2017. At December 31, 2018, the number of shares issued and outstanding under the Management Incentive Plan was 11,223.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Note 15:    Employment and Compensation Arrangements

Employee Incentive Plans

The Company’s 2016 Equity Incentive Plan provides for certain employees of the Company to be eligible to participate in equity ownership in the Company. Equity awards may be issued in the form of options to purchase shares of the Company which are exercisable upon the occurrence of conditions specified within individual award agreements. Equity awards may also be issued in the form of restricted shares with dividend rights subject to vesting terms and conditions specified in individual award agreements. Additionally, the Company may make available share purchase rights under the terms of the 2016 Equity Incentive Plan. Total share-based compensation expense included in the Consolidated Statements of Operations amounted to $13,715 and $17,663 for the years ended December 31, 2018 and 2017, respectively. The total associated tax benefits recognized amounted to $2,740 and $3,192 for the years ended December 31, 2018 and 2017, respectively.

The Company’s Management Incentive Plan provides for certain employees of the Company to be eligible to purchase shares of the Company. See Note 14 — Shareholders’ Equity for additional information. Along with each subscription, employees may receive a corresponding number of options to acquire additional ordinary shares subject to five year vesting.

The Company issues shares for stock options from authorized shares. At December 31, 2018, the Company was authorized to grant up to 250,000 stock options under its existing stock incentive plans. As of December 31, 2018 and 2017, 64,399 and 79,307, respectively, stock options have not been granted.

As of December 31, 2018 and 2017, there was $19,637 and $29,633, respectively, of total unrecognized compensation cost, related to outstanding stock options, which is expected to be recognized through 2023 with a remaining weighted-average service period of 5.0 years.

The Company’s stock option activity is summarized below:

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding as of December 31, 2017	170,693	$1,572	9.3	$2,262
Granted	31,178	1,678	9.7	—
Forfeited and expired	(16,270)	1,601	—	—
Outstanding as of December 31, 2018	185,601	$1,587	8.5	$13,293
Vested and exercisable at December 31, 2018	50,364	$1,568	8.3	$3,880

The aggregate intrinsic value in the table above represents the difference between the Company’s most recent valuation and the exercise price of each in-the-money option on the last day of the period presented.

No stock options were exercised in the years ended December 31, 2018 or 2017. The weighted-average fair value of options granted per share was $244 and $253 as of December 31, 2018 and 2017, respectively.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

The Company accounts for awards issued under the Equity Incentive Plan as additional contributions to equity. Share-based compensation includes expense associated with stock option grants which is estimated based on the grant date fair value of the award issued. Share-based compensation expense related to stock options is recognized over the vesting period of the award, which is generally five years, on a graded-scale basis. The Company uses the Black-Scholes option pricing model to estimate the fair value of options granted. The Black-Scholes model takes into account the fair value of an ordinary share and the contractual and expected term of the stock option, expected volatility, dividend yield, and risk-free interest rate. The fair value of our ordinary shares is determined utilizing an external third party pricing specialist. The contractual term of the option ranges from the 1 year to 10 years. While the Company does not have any history for expected terms, employees do not have any specific benefit to exercise the options before the terms are met as the shares are not freely tradable, and as such an expected term near the high end of the contractual range is deemed most appropriate. Expected volatility is the average volatility over the expected terms of comparable public entities from the same industry historical data. The risk-free interest rate is based on a treasury rate with a remaining term similar to the contractual term of the option. The Company is recently formed and at this time does not expect to distribute any dividends. The Company recognizes forfeitures as they occur and does not expect to have material forfeitures. The assumptions used to value the Company’s options granted during the period presented and their expected lives were as follows:

	December 31,
	2018	2017
Weighted-average expected dividend yield	—	—
Expected volatility	21.00 – 23.05%	24.84 – 27.90%
Weighted-average expected volatility	21.86%	27.50%
Weighted-average risk-free interest rate	3.02%	2.53%
Expected life (in years)	8.5	9.0

Note 16:    Income Taxes

Income tax (benefit)/expense on income/(loss) analyzed by jurisdiction is as follows:

	Years Ended December 31,
	2018	2017
Current
U.K.	$1,014	$(142)
U.S. Federal	6,395	5,202
U.S. State	2,146	833
Other	11,061	8,552
Total current	20,616	14,445

Deferred
U.K.	85	(427)
U.S. Federal	(5,465)	(10,648)
U.S. State	(227)	(142)
Other	(9,360)	(24,521)
Total deferred(1)	(14,967)	(35,738)
Total provision (benefit) for income taxes	$5,649	$(21,293)

(1)	Due to rate reductions in the U.S. and Belgium enacted in the 4th quarter of 2017.

The components of pre-tax loss are as follows:

	Years Ended December 31,
	2018	2017
U.K	$(222,043)	$(211,944)
U.S	(11,880)	(58,054)
Other loss	(2,590)	(15,225)
Pre-tax loss	$(236,513)	$(285,223)

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

A reconciliation of the statutory U.K. income tax rate to the Company’s effective tax rate is as follows:

	Years Ended December 31,
	2018	2017
Loss before tax:	$(236,513)	$(285,223)
Income tax, at the statutory rate	(44,937)	(54,905)
Statutory rate(1)	19.0%	19.3%
Effect of different tax rates	(1.2)%	3.3%
Tax rate modifications(2)	—%	5.7%
Valuation Allowances	(18.0)%	(20.8)%
Permanent differences	(0.7)%	0.3%
Withholding tax	(0.2)%	(0.3)%
Tax indemnity	(2.7)%	—%
Sale of Subsidiary	2.2%	—%
Other	(0.8)%	—%
Effective rate	(2.4)%	7.5%

(1)	The Company performs a reconciliation of the income tax provisions based on its domicile and statutory rate. Reconciliations are based on the U.K. statutory corporate tax rate.

(2)	Due to rate reductions in the U.S. and Belgium enacted in the 4th quarter of 2017.

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities are as follows:

	December 31,
	2018	2017
Accounts receivable	$916	$1,310
Goodwill	—	1,217
Fixed assets, net	—	1,670
Accrued expenses	3,735	3,417
Deferred revenues	3,570	915
Other assets	9,655	4,700
Unrealized gain/loss	74	528
Debt issuance costs	1,199	—
Operating losses and tax attributes	135,219	94,571
Total deferred tax assets	154,368	108,328
Valuation allowances	(133,856)	(92,812)
Net deferred tax assets	20,512	15,516
Other identifiable intangible assets, net	(43,247)	(57,082)
Other liabilities	(7,785)	(3,286)
Goodwill	(42)	—
Fixed Assets, net	(238)	—
Debt issuance costs	—	(116)
Total deferred tax liabilities	(51,312)	(60,484)
Net deferred tax liabilities	$(30,800)	$(44,968)

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

In the Consolidated Balance Sheets, deferred tax assets and liabilities are shown net if they are in the same jurisdiction. The components of the net deferred tax liabilities as reported on the Consolidated Balance Sheets are as follows:

	December 31,
	2018	2017
Deferred tax asset	$12,426	$6,824
Deferred tax liability	(43,226)	(51,792)
Net deferred tax liability	$(30,800)	$(44,968)

The Tax Cuts and Jobs Act (the Act) was enacted in the US on December 22, 2017. Of most relevance to the Company, the Act reduced the US federal corporate income tax rate to 21% from 35%, established a Base Erosion Anti-Abuse Tax (“BEAT”) regime and changed the provisions limiting current interest deductions and use of NOL carryforwards. Certain new provisions are effective for the Company beginning December 1, 2018 and did not have a material impact to the 2018 financial statements.

SAB 118 measurement period

We applied the guidance in SAB 118 when accounting for the enactment-date effects of the Act in 2017 and throughout 2018. At December 31, 2017, we had not completed our accounting for all of the enactment-date income tax effects of the Act under ASC 740, Income Taxes, for the remeasurement of deferred tax assets and liabilities and recorded a provisional tax benefit amount of $2,237 under SAB 118. At December 31, 2018, we have now completed our accounting for all of the enactment-date income tax effects of the Act. As further discussed above, during 2018, we did not recognize any adjustments to the provisional amounts recorded at December 31, 2017.

Deferred tax assets and liabilities

As of December 31, 2017, we remeasured certain deferred tax assets and liabilities based on the rates at which they were expected to reverse in the future (which was generally 21% for the US and 25% for Belgium), by recording a tax benefit amount of $2,237 (provisional) related to the US and $14,290 related to Belgium. Upon further analysis and refinement of our calculations during the 12 months ended December 31, 2018, it was determined that no adjustment to these amounts was necessary.

The Company is required to assess the realization of its deferred tax assets and the need for a valuation allowance. The assessment requires judgment on the part of management with respect to benefits that could be realized from future taxable income. The valuation allowance is $133,856 and $92,812 at December 31, 2018 and 2017, respectively against certain deferred tax assets, as it more likely than not that such amounts will not be fully realized. During the years ended December 31, 2018 and 2017, the valuation allowance increased by $41,044 and $44,633, respectively, primarily due to operating losses in certain jurisdictions and an increase in deferred tax assets with a full valuation allowance. The increases were partially offset by the release of valuation allowances in jurisdictions with current year operating income.

At December 31, 2018, the Company had U.K. tax loss carryforwards of $352,632, Japan tax loss carryforwards of $58,901, U.S. federal tax loss carryforwards of $104,122, tax loss carryforwards in other foreign jurisdictions of $18,495, and U.S. state tax loss carryforwards of $67,823. The majority of the unrecognized deductible tax losses relate to UK, US, and Japan. The carryforward period for the Japan tax losses is nine years, and the expiration period begins 2025. The carryforward period for the UK tax losses is indefinite. The carryforward period for US federal tax losses is twenty years for losses generated in tax years ended prior to December 31, 2017. The expiration period for these losses begins in 2036. For US losses generated in tax years beginning after January 1, 2018, the carryforward period is indefinite. The carryforward period for US state losses varies, and the expiration period is between 2018 and 2036.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

The Company has not provided income taxes and withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2018 because the Company intends to permanently reinvest such earnings. As of December 31, 2018, the cumulative amount of earnings upon which income taxes and withholding taxes have not been provided is approximately $7,748. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

Uncertain Tax Positions

Unrecognized tax benefits represent the difference between the tax benefits that we are able to recognize for financial reporting purposes and the tax benefits that we have recognized or expect to recognize in filed tax returns. The total amount of net unrecognized tax benefits that, if recognized, would impact the Company’s effective tax rate were $1,450 and $91 as of December 31, 2018 and 2017, respectively.

The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of December 31, 2018, the interest and penalties are $449 and as of December 31, 2017, the interest and penalties are $5. It is reasonably possible that the amount of unrecognized tax benefits will change during the next 12 months by a range of $0 to $252.

The Company files income tax returns in the United States and various non-U.S. jurisdictions. As of December 31, 2018, the Company’s open tax years subject to examination were 2014 through 2018.

The following table summarizes the Company’s unrecognized tax benefits, excluding interest and penalties:

	December 31,
	2018	2017
Balance at the Beginning of the year	$91	$211
Increases for tax positions taken in prior years	1,339	—
Increases for tax positions taken in the current year	72	—
Decreases due to statute expirations	(52)	(120)
Balance at the End of the year	$1,450	$91

Note 17:    Earnings per Share

Potential common shares of 185,601 and 170,693 related to options under the employee incentive plan were excluded from diluted EPS for the years ended December 31, 2018 and 2017, respectively, as the Company had a net loss for the years ended December 31, 2018 and 2017. See “Note 15 — Employment and Compensation Arrangements.”

The basic and diluted EPS computations for our common stock are calculated as follows (in thousands, except per share amounts):

	Years Ended December 31,
	2018	2017
Basic/Diluted EPS
Net loss	$(242,162)	$(263,930)
Preferred stock dividends	—	—
Income available to common stockholders	$(242,162)	$(263,930)
Weighted-average number of common shares outstanding	1,645,818	1,641,095
Basic EPS	$(147.14)	$(160.83)
Diluted EPS	$(147.14)	$(160.83)

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Note 18:    Product and Geographic Sales Information

The Company’s chief operating decision maker (“CODM”) assesses Company-wide performance and allocates resources based on consolidated financial information. As such, the company has one operating and reportable segment. The CODM evaluates performance based on profitability.

No single customer accounted for more than 1% of revenues and our ten largest customers represented only 6% and 7% of revenues for the years ended December 31, 2018 and 2017, respectively.

Revenues by geography

The following table summarizes revenues from external customers by geography, which is based on the location of the customer:

	Years Ended December 31,
	2018	2017
Revenues:
North America	$450,356	$455,791
Europe	242,415	243,245
APAC	209,118	201,234
Emerging Markets	69,731	67,037
Deferred revenues adjustment	(3,152)	(49,673)
Total	$968,468	$917,634

Assets by geography

Assets are allocated based on operations and physical location. The following table summarizes non-current assets other than financial instruments and deferred tax assets by geography:

	December 31,
	2018	2017
Assets:
North America	$1,036,192	$1,163,704
Europe	2,145,073	2,294,998
APAC	79,487	68,034
Emerging Markets	24,241	26,533
Total	$3,284,993	$3,553,269

Revenue by product group

The following table summarizes revenue by product group (in thousands):

	Years Ended December 31,
	2018	2017
Web of Science Product Line	$361,957	$352,995
Cortellis Product Line	169,225	169,299
Science Group	531,182	522,294
Derwent Product Line	176,016	172,897
MarkMonitor Product Line	122,947	120,408

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

	Years Ended December 31,
	2018	2017
CompuMark Product Line	121,025	119,854
Intellectual Property Group	419,988	413,159
IP Management Product Line	20,450	31,854
Deferred revenues adjustment	(3,152)	(49,673)
Total	$968,468	$917,634

Note 19:    Commitments and Contingencies

The Company does not have any recorded or unrecorded guarantees of the indebtedness of others.

Contingencies

Lawsuits and Legal Claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, antitrust/competition claims, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material impact on the Company’s financial condition taken as a whole.

Contingent Liabilities

In conjunction with the acquisition of Publons, the Company agreed to pay former shareholders up to an additional $9,500 through 2020. Amounts payable are contingent upon Publons’ achievement of certain milestones and performance metrics. The Company paid $2,470 of the contingent purchase price in the year ended December 31, 2018, as a result of Publons achieving the first tier of milestones and performance metrics. The Company had an outstanding liability for $2,960 and $5,900 related to the estimated fair value of this contingent consideration as of December 31, 2018 and 2017, respectively. The outstanding balance consisted of $1,600 and $2,250 included in Accrued expenses and other current liabilities, and $1,360 and $3,650 included in Other non-current liabilities in the Consolidated Balance Sheets as of December 31, 2018 and 2017 respectively.

In conjunction with the acquisition of Kopernio, the Company agreed to pay former shareholders up to an additional $3,500 through 2021. Amounts payable are contingent upon Kopernio’s achievement of certain milestones and performance metrics and will be recognized over the concurrent service period.

In conjunction with the acquisition of TrademarkVision, the Company agreed to pay former shareholders a potential earn-out dependent upon achievement of certain milestones and financial performance metrics through 2020. Amounts payable are contingent upon TrademarkVision’s achievement of certain milestones and performance metrics. As of December 31, 2018, the Company had an outstanding liability for $4,115 related to the estimated fair value of this contingent consideration, of which $4,115 was included in Other non-current liabilities in the Consolidated Balance Sheets.

Tax Indemnity

In connection with the 2016 Transaction, the Company recorded certain tax indemnification assets pursuant to the terms of the separation and indemnified liabilities identified therein. As a result of counterparty dispute related to certain of the indemnification claims, the Company wrote off $33,819 accumulated foreign currency impacts. Management continues to interpret the contractual obligation due from Former Parent and its controlled entities (“Thomson Reuters”) as due in full. The asset write down was recorded within Other operating income (expense), net within the Consolidated Statement of Operations. Although the claim has uncertainty of collectability, the Company will continue to vigorously defend its claim for the full value of the indemnity, including the filing of formal legal claims as necessary.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Commitments

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Total rental expense under operating leases amounted to $25,527 for the year ended December 31, 2018. The total rental expense under operating leases amounted to $17,255 for the year ended December 31, 2017.

The future aggregate minimum lease payments as of December 31, 2018 under all non-cancelable operating leases for the years noted are as follows:

Year ended December 31,
2019	$22,140
2020	19,531
2021	17,240
2022	15,333
2023	14,944
Thereafter	40,367
Total operating lease commitments	$129,555

In connection with certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. As of December 31, 2018 and 2017, the liability of $4,100 and $4,200, respectively, associated with these restorations is recorded within other liabilities.

There were no material future minimum sublease payments to be received under non-cancelable subleases at December 31, 2018. There was no material sublease income as of December 31, 2018 and 2017, respectively.

Unconditional purchase obligations

Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing provisions and the approximate timing of the transactions. The Company has various purchase obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. These items are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. The contractual terms of these purchase obligations extend through 2021. The Company paid $71,859 towards these purchase obligations during the year ended December 31, 2018.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

The future unconditional purchase obligations as of December 31, 2018 are as follows:

Year ended December 31,
2019	$34,321
2020	24,370
2021	8,151
2022	13
Total	$66,855

Note 20:    Related Party and Former Parent Transactions

Onex Partners Advisor LP (“Onex”), an affiliate of the Company, is considered a related party. Concurrent with the 2016 Transaction, the Company entered into a Consulting Services Agreement with Onex, pursuant to which the Company is provided certain ongoing strategic and financing consulting services in exchange for a quarterly management fee. In connection with this agreement, the Company recognized $920 and $1,230 in operating expenses related to this agreement for the years ended December 31, 2018 and 2017, respectively. As noted in Note 12 — Debt, the Company pays 0.1% interest per annum to Onex for the Credit Agreement. For the years ended December 31, 2018 and 2017, the Company recognized interest expense, for Onex related interest, of $905 and $1,557, respectively. The Company had an outstanding liability of $450 and $162 to Onex as of December 31, 2018 and 2017, respectively.

Baring, an affiliate of the Company, is considered a related party. Concurrently with the 2016 Transaction, the Company entered into a Management Services Agreement with Baring, pursuant to which the Company is provided certain ongoing strategic and financing consulting services. In connection with this agreement, the Company recognized $669 and $854 in operating expenses related to this agreement for the years ended December 31, 2018 and 2017, respectively. The Company had an outstanding liability of $334 and $641 to Baring as of December 31, 2018 and 2017, respectively.

The fees to Onex and Baring were negotiated at a rate that management believes is appropriate and reasonable for the value of the services being provided, and is commensurate with the fee that would be charged by independent third parties for similar services.

In connection with the 2016 Transaction, Bidco and a subsidiary of the Former Parent entered into the Transition Service Agreement, which became effective on October 3, 2016, pursuant to which such subsidiary of the Former Parent will, or will cause its affiliates and/or third-party service providers to, provide Bidco, its affiliates and/or third-party service providers with certain technology, facilities management, human resources, sourcing, financial, accounting, data management, marketing and other services to support the operation of the IP&S business as an independent company. Such services are provided by such subsidiary of the Former Parent or its affiliates and/or third-party service providers for various time periods and at various costs based upon the terms set forth in the Transition Service Agreement.

In connection with the acquisition of Publons, the Company paid a $716 consulting fee for the year ended December 31, 2017, which is included in Transaction expenses, to a former member of its Board of Directors.

A controlled affiliate of Baring is a vendor of ours. Total payments to this vendor were $531 and $388 for the years ended December 31, 2018 and 2017, respectively. The Company had an outstanding liability of $120 and $199 as of December 31, 2018 and 2017, respectively.

One member of our key management is the Co-founder of a vendor of ours. Total payments to this vendor were $865 for the year ended December 31, 2018 and the Company had an outstanding liability of $332 as of December 31, 2018. This vendor was not a related party in 2017.

CAMELOT HOLDINGS (JERSEY) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Except Per Share Data, Option Price Amounts, Ratios or As Noted)

Note 21:    Subsequent Events

On January 14, 2019, the Company entered into a definitive agreement to merge with Churchill Capital Corporation (“Churchill”), a public investment vehicle listed on the New York Stock Exchange (Ticker: CCC). An amendment to this agreement was executed effective February 26, 2019. The Company’s existing shareholders will retain 100% of their equity, which converts to 73.8% ownership of the outstanding shares of the combined company at closing, assuming no redemptions by Churchill’s public stockholders. The remaining outstanding shares of the combined company will be held by the current stockholders and founders of Churchill. The transaction is expected to be completed during the second quarter of 2019, subject to approval by Churchill stockholders and other customary closing conditions. The combined company will be called Clarivate Analytics.

Prior to the consummation of the merger, Clarivate will enter into a tax receivable agreement with its current equity holders, which will provide for the sharing of tax benefits relating to certain pre-business combination tax attributes as those tax benefits are realized by Clarivate. Under the Tax Receivable Agreement, the aggregate reduction in income taxes payable will be computed by comparing the actual tax liability of Camelot Holdings (Jersey) Limited and its subsidiaries with the estimated tax liability of applicable entities had such entities not been able to utilize the Covered Tax Assets, taking into account several assumptions including, for example, that the relevant entities will pay U.S. state and local taxes at a rate of 7%, the tax assets existing at the time of the Company’s entry into the Tax Receivable Agreement are deemed to be utilized and give rise to a tax savings before certain other tax benefits, and certain asset or equity transfers by certain of the Company’s subsidiaries will be treated under the Tax Receivable Agreement as giving rise to tax benefits associated with the Covered Tax Assets implicated by such asset or equity transfers. Payments under the Tax Receivable Agreement will generally be made annually in cash, and the amounts payable will be subject to interest from the due date (without extensions) of the applicable tax filing that reflects a covered savings until the payment under the Tax Receivable Agreement is made. Tax Receivable Agreement payments are expected to commence in 2021 (with respect to taxable periods ending in 2019) and will be subject to deferral, at the Company’s election, for payment amounts in excess of $30 million for payments to be made in 2021 and 2022, but will not be subject to deferral thereafter. Amounts deferred under the preceding sentence will accrue interest until paid in accordance with the terms of the Tax Receivable Agreement. The Tax Receivable Agreement is subject to certain events of default that may give rise to an acceleration of the Company’s obligations under the Tax Receivable Agreement. The amount and timing of Tax Receivable Agreement payments, however, may vary based on a number of factors, including the amount, character and timing of our subsidiaries’ taxable income in the future, and any successful challenges to our tax positions. Consequently, we are unable to reliably estimate the timing or amount of payments expected to be made under the Tax Receivable Agreement.

Through January 31, 2019, management paid down $15,000 of the $45,000 outstanding Revolving Credit Facility balance as of December 31, 2018.

Management has evaluated the impact of events that have occurred subsequent to December 31, 2018 through February 26, 2019, which is the date the financial statements were available for issuance. Based on this evaluation, other than as recorded or disclosed within these consolidated financial statements and related notes, the Company has determined no other events were required to be recognized or disclosed.

CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share data)

	March 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$28,045	$25,575
Restricted cash	9	9
Accounts receivable, less allowance for doubtful accounts of $14,971 and $14,076 at March 31, 2019 and December 31, 2018, respectively	343,113	331,295
Prepaid expenses	41,487	31,021
Other current assets	19,745	20,712

Total current assets	432,399	408,612
Computer hardware and other property, net	19,328	20,641
Other intangible assets, net	1,911,160	1,958,520
Goodwill	1,283,275	1,282,919
Other non-current assets	22,826	26,556
Deferred income taxes	12,767	12,426
Operating lease right-of-use assets	95,551	—
Total Assets	$3,777,306	$3,709,674

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$43,729	$38,418
Accrued expenses and other current liabilities	149,250	153,849
Current portion of deferred revenues	461,928	391,102
Current portion of operating lease liabilities	26,077	—
Current portion of long-term debt	30,345	60,345

Total current liabilities	711,329	643,714
Long-term debt	1,928,440	1,930,177
Non-current portion of deferred revenues	17,987	17,112
Other non-current liabilities	18,102	24,838
Deferred income taxes	38,937	43,226
Operating lease liabilities	71,758	—
Total liabilities	2,786,553	2,659,067
Commitments and Contingencies (Note 14)
Shareholders’ equity:
Share capital, $0.01 par value; 2,000,000 shares authorized at March 31, 2019 and December 31, 2018; 1,646,223 shares issued and outstanding at March 31, 2019 and December 31, 2018, respectively	16	16
Additional paid-in capital	1,680,670	1,677,494
Accumulated other comprehensive income	1,588	5,358
Accumulated deficit	(691,521)	(632,261)
Total shareholders’ equity	990,753	1,050,607
Total Liabilities and Shareholders’ Equity	$3,777,306	$3,709,674

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Statements of Operations (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2019	2018
Revenues, net	$234,025	$237,027

Operating costs and expenses:
Cost of revenues, excluding depreciation and amortization	(89,267)	(105,170)
Selling, general and administrative costs, excluding depreciation and amortization	(92,296)	(95,327)
Share-based compensation expense	(3,176)	(4,180)
Depreciation	(2,051)	(1,401)
Amortization	(56,106)	(57,131)
Transaction expenses	(10,270)	(593)
Transition, integration and other related expenses	(1,161)	(19,479)
Other operating income (expense), net	(5,617)	362
Total operating expenses	(259,944)	(282,919)
Loss from operations	(25,919)	(45,892)
Interest expense	(33,101)	(30,799)
Loss before income tax	(59,020)	(76,691)
Provision for income taxes	(240)	(346)
Net loss	$(59,260)	$(77,037)

Per Share:
Basic	$(36.00)	$(46.84)
Diluted	$(36.00)	$(46.84)

Weighted-average shares outstanding
Basic	1,646,223	1,644,827
Diluted	1,646,223	1,644,827

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2019	2018
Net loss	$(59,260)	$(77,037)
Other comprehensive loss, net of tax:
Interest rate swaps	(1,946)	3,498
Foreign currency translation adjustments	(1,824)	3,038
Total other comprehensive income (loss), net of tax	(3,770)	6,536
Comprehensive loss	$(63,030)	$(70,501)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Statement of Changes in Equity (Unaudited)

(In thousands, except share data)

	Share Capital		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance at December 31, 2017	1,644,720	$16	$1,662,205	$13,984	$(390,099)	$1,286,106
Issuance of common stock, net	971	—	1,014	—	—	1,014
Share-based compensation	—	—	4,180	—	—	4,180
Comprehensive income (loss)	—	—	—	6,536	(77,037)	(70,501)
Balance at March 31, 2018	1,645,691	$16	$1,667,399	$20,520	$(467,136)	$1,220,799

Balance at December 31, 2018	1,646,223	$16	$1,677,494	$5,358	$(632,261)	$1,050,607
Share-based compensation	—	—	3,176	—	—	3,176
Comprehensive loss	—	—	—	(3,770)	(59,260)	(63,030)
Balance at March 31, 2019	1,646,223	$16	$1,680,670	$1,588	$(691,521)	$990,753

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(59,260)	$(77,037)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	58,157	58,532
Bad debt expense	689	671
Deferred income tax benefit	(3,946)	(3,295)
Share-based compensation	3,176	4,180
Deferred finance charges	2,099	2,155
Other operating activities	5,440	(1,173)
Changes in operating assets and liabilities:
Accounts receivable	(13,362)	5,226
Prepaid expenses	(9,813)	(6,574)
Other assets	(1,507)	(5,286)
Accounts payable	4,942	2,344
Accrued expenses and other current liabilities	(9,049)	(10,947)
Deferred revenue	68,929	70,986
Operating lease right of use assets	5,696	—
Operating lease liabilities	(5,750)	—
Other liabilities	(3,988)	(1,604)

Net cash provided by operating activities	42,453	38,178

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(5,957)	(13,059)
Acquisition, net of cash acquired	—	(3,497)

Net cash used in investing activities	(5,957)	(16,556)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal on long-term debt	(3,836)	(3,834)
Repayment of Revolving Credit Facility	(30,000)	(30,000)
Issuance of common stock, net	—	1,014

Net cash used in financing activities	(33,836)	(32,820)
Effects of exchange rates	(190)	2,016

Net increase (decrease) in cash and cash equivalents, and restricted cash	2,470	(9,182)
Beginning of period:
Cash and cash equivalents	25,575	53,186
Restricted cash	9	24,362
Total cash and cash equivalents, and restricted cash, beginning of period	25,584	77,548
Cash and cash equivalents, and restricted cash, end of period	28,054	68,366

Cash and cash equivalents	28,045	50,430
Restricted cash	9	17,936
Total cash and cash equivalents, and restricted cash, end of period	$28,054	$68,366

CAMELOT HOLDINGS (JERSEY) LIMITED

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2019	2018
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$21,023	$19,248
Cash paid for income tax	$7,789	$5,408
Capital expenditures included in accounts payable	$6,836	$2,473

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 1: Background and Nature of Operations

Camelot Holdings (Jersey) Limited and its subsidiaries (“Jersey,” “us,” “we,” “our,” or the “Company”) was formed on August 4, 2016 as a private limited liability company organized under the laws of the Island of Jersey. Its registered office is located at 4th Floor, St Paul’s Gate, 22-24 New Street, St Helier, Jersey JE1 4TR.

On July 10, 2016, Camelot UK Bidco Limited, a private limited liability company incorporated under the laws of England and Wales, and a direct wholly owned subsidiary of Camelot UK Holdco Limited, a direct wholly owned subsidiary (“UK Holdco”), collectively referred to as (“Bidco”), entered into a separation agreement to acquire (i) certain assets and liabilities related to the Intellectual Property & Science business (“IP&S”) business from Thomson Reuters Corporation (“Former Parent”) and (ii) all of the equity interests and substantially all of the assets and liabilities of certain entities engaged in the IP&S business together with their subsidiaries (“2016 Transaction”). The 2016 Transaction total consideration was $3,566,599, net of cash acquired. Jersey is owned by affiliates of Onex Corporation and private investment funds managed by Baring Private Equity Asia GP VI, L.P (“Baring”) and certain co-investors and is controlled by Onex Corporation.

The Company is a provider of proprietary and comprehensive content, analytics, professional services and workflow solutions that enables users across government and academic institutions, life science companies and research and development (“R&D”) intensive corporations to discover, protect and commercialize their innovations.

Our Science Group consists of our Web of Science and Life Science Product Lines. Both product lines provide curated, high-value, structured information that is delivered and embedded into the workflows of our customers, which include research intensive corporations, life science organizations and universities world-wide. Our Intellectual Property Group consists of our Derwent, CompuMark and MarkMonitor Product Lines. These Product lines help manage customer’s end-to-end portfolio of intellectual property from patents to trademarks to corporate website domains.

Prior Period Expense Reclassifications

In conjunction with the implementation of a new enterprise resource planning system during the quarter ended September 30, 2018, the Company performed an assessment of its Cost of revenues ("COR") and Selling, general & administrative expenses ("SG&A"). As a result of this assessment, certain errors in classification between COR and SG&A were identified, impacting prior periods. In addition, the Company reclassified certain costs between COR and SG&A. Accordingly, the Company has performed a reclassification of certain prior period amounts to conform to the present period presentation. The Company has concluded that the reclassifications were not material individually or in aggregate to previously issued financial statements.

The following table details the impact of the reclassifications on the Interim Condensed Consolidated Statement of Operations for the three months March 31, 2018.

Consolidated Statement of Operation

Three Months Ended March 31, 2018	As Previously Reported	Adjustment	As Reclassified
Cost of revenues, excluding depreciation and amortization	$(122,902)	17,732	$(105,170)
Selling, general and administrative costs, excluding depreciation and amortization	$(77,595)	(17,732)	$(95,327)

We have also reclassified prior period Accounts payable to Accrued expenses and other current liabilities in our Consolidated Balance Sheets to conform to the current period presentation. These items had no impact in our condensed consolidated statement of operations or condensed consolidated statement of cash flows.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 2: Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three months ended March 31, 2019 and 2018 were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The condensed consolidated financial statements do not include all of the information or notes necessary for a complete presentation in accordance with GAAP. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of and for the year ended December 31, 2018. The results of operations for the three months ended March 31, 2019 and 2018 are not necessarily indicative of the operating results for the full year.

In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods. The condensed consolidated financial statements of the Company include the accounts of all of its subsidiaries. Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases. The U.S. dollar is Jersey’s reporting currency. As such, the financial statements are reported on a U.S. dollar basis.

Note 3: Summary of Significant Accounting Policies

Our significant accounting policies are those that we believe are important to the portrayal of our financial condition and results of operations, as well as those that involve significant judgments or estimates about matters that are inherently uncertain. There have been no material changes to the significant accounting policies discussed in Note 3 of our Annual Report, except as noted below.

Lease Accounting

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities on our interim condensed consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are accounted as a single lease component. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

Newly Adopted Accounting Standards

In February 2016, the FASB issued new guidance, Accounting Standard Update (“ASU”) 2016-02, related to leases in which lessees are required to recognize assets and liabilities on the balance sheet for leases having a term of more than 12 months. Recognition of these lease assets and lease liabilities represents a change from previous GAAP, which did not require lease assets and lease liabilities to be recognized for operating leases. Qualitative disclosures along with specific quantitative disclosures will be required to provide enough information to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities. The Company adopted the standard on January 1, 2019.

The provisions of ASU 2016-02 are effective for the Company’s fiscal year beginning January 1, 2019, including interim periods within that fiscal year. The Company elected the package of practical expedients included in this guidance, which allows it to not reassess whether any expired or existing contracts contain leases, the lease classification for any expired or existing leases, and the initial direct costs for existing leases. The Company does not plan to recognize short-term leases on its Interim Condensed Consolidated Balance Sheet, and will recognize those lease payments in Selling, general and administrative costs, excluding depreciation and amortization on the Interim Condensed Consolidated Statements of Operations on a straight-line basis over the lease term.

In July 2018, the FASB issued ASU 2018-11, Leases - Targeted Improvements, as an update to the previously-issued guidance. This update added a transition option which allows for the recognition of a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption without recasting the financial statements in periods prior to adoption. The Company elected this transition option.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

The standard had a material impact on our interim condensed consolidated balance sheet, but did not have an impact on our interim condensed consolidated statement of operations. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases.

In June 2018, the FASB issued guidance, ASU 2018-07, which simplifies the accounting for nonemployee share-based payment transactions. The guidance is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. This standard did not have a material impact on the Company’s interim condensed consolidated financial statements.

In July 2018, the FASB issued guidance, ASU 2018-09, Codification Improvements, which clarifies guidance that may have been incorrectly or inconsistently applied by certain entities. The guidance is effective for all entities for fiscal years beginning after December 15, 2018. This standard did not have a material impact on the Company’s interim condensed consolidated financial statements.

In August 2018, the FASB issued guidance, ASU 2018-13, which modifies the disclosure requirements on fair value measurements. The guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. This standard did not have a material impact on the Company’s interim condensed consolidated financial statements.

Recently Issued Accounting Standards

Except as noted below, there have been no material changes from the recently issued accounting standards previously disclosed in the Annual Report. Please refer to Note 3 - "Summary of Significant Accounting Policies" section of the Annual Report for a discussion of the recently issued accounting standards that relate to the Company.

In March 2019, the FASB issued ASU 2019-01, Leases, as an update to the previously-issued guidance. This update added a transition option which excluded the interim disclosure requirements as defined in Accounting Standard Codification 250-10-50-3. The guidance is effective for all entities during the same period that ASU 2016-02 is adopted.

Note 4: Leases

As the lessee, we currently lease real estate space, automobiles, and certain equipment under non-cancelable operating lease agreements. Some of the leases include options to extend the leases for up to an additional 10 years. We do not include any of our renewal options in our lease terms for calculating our lease liability as the renewal options allow us to maintain operational flexibility, and we are not reasonably certain we will exercise these renewal options at this time.

We determine if an arrangement is a lease at inception. Operating leases are included in Operating lease right-of-use assets, Current portion of operating lease liabilities, and Operating lease liabilities on our interim condensed consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. As such, the Company used judgment to determine an appropriate incremental borrowing rate. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our variable lease payments consist of non-lease services related to the lease and lease payments that are based on annual changes to an index. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are accounted as a single lease component. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

As of March 31, 2019, we have additional operating leases, primarily for real estate, that have not yet commenced of $5,582. These operating leases will commence between fiscal year 2019 and fiscal year 2020 with lease terms of 1 year to 8 years.

Three months ended March 31,
2019
Lease cost
Operating lease cost	$7,222
Variable lease cost	657
Total lease cost	$7,879

Three months ended March 31,
2019
Other information
Cash Paid for amounts included in measurement of lease liabilities
Operating cash flows from operating leases	$7,234

Weighted-average remaining lease term - operating leases	7
Weighed-average discount rate - operating leases	5.7%

The future aggregate minimum lease payments as of March 31, 2019 under all non-cancelable operating leases for the years noted are as follows:

Year ended December 31,
2019 (excluding the three months ended March 31, 2019)	$20,460
2020	21,034
2021	17,336
2022	14,927
2023	13,648
Thereafter	36,313
Total operating lease payments	123,718
Less imputed interest	(25,883)
Total	$97,835

In connection with certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. As of March 31, 2019 and December 31, 2018, the liability of $4,097 and $4,100, respectively, associated with these restorations is recorded within other liabilities.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Disclosures related to periods prior to adoption of Topic 842

As discussed above, the Company adopted Topic 842 effective January 1, 2019 using a modified retrospective approach. Under this transition method, the application date of the new standard shall begin in the reporting period in which we have adopted the standard. For comparability purposes, and as required, the following disclosure is provided for periods prior to adoption. The Company’s total future minimum annual rentals in effect at December 31, 2018 for noncancelable operating leases, which were accounted for under the previous leasing standard, Accounting Standards Codification 840, were as follows:

Year ended December 31,
2019	$22,140
2020	19,531
2021	17,240
2022	15,333
2023	14,944
Thereafter	40,367
Total operating lease commitments	$129,555

Note 5: Computer Hardware and Other Property, Net

Computer hardware and other property consisted of the following:

	March 31, 2019	December 31, 2018
Computer hardware	$18,684	$18,130
Leasehold improvements	13,254	13,298
Furniture, fixtures and equipment	6,859	6,816
Total computer hardware and other property	38,797	38,244
Accumulated depreciation	(19,469)	(17,603)
Total computer hardware and other property, net	$19,328	$20,641

Depreciation expense amounted to $2,051 and $1,401, for the three months ended March 31, 2019 and 2018, respectively.

Note 6: Other Intangible Assets and Goodwill

Other Intangible Assets

The following tables summarize the gross carrying amounts and accumulated amortization of the Company’s identifiable intangible assets by major class:

	March 31, 2019			December 31, 2018
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Finite-lived intangible assets
Customer relationships	$291,401	$(182,866)	$108,535	$291,503	$(164,611)	$126,892
Databases and content	1,722,953	(259,349)	1,463,604	1,725,878	(233,733)	1,492,145
Computer software	280,006	(109,316)	170,690	268,704	(97,570)	171,134
Finite-lived intangible assets	2,294,360	(551,531)	1,742,829	2,286,085	(495,914)	1,790,171
Indefinite-lived intangible assets
Trade names	168,331	—	168,331	168,349	—	168,349
Total intangible assets	$2,462,691	$(551,531)	$1,911,160	$2,454,434	$(495,914)	$1,958,520

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Amortization expense amounted to $56,106 and $57,131 for the three months ended March 31, 2019, and 2018, respectively.

Goodwill

The following table summarizes changes in the carrying amount of goodwill for the period ended March 31, 2019:

Total
Balance as of December 31, 2018	$1,282,919
Changes due to foreign currency fluctuations	356
Balance as of March 31, 2019	$1,283,275

Note 7: Derivative Instruments

The IPM Product Line and related assets, which was divested on October 1, 2018, had forward contracts with notional values of $0 at March 31, 2019 and December 31, 2018, respectively. Gains or (losses) on the forward contracts amounted to $0 and $(59) for the three months ended March 31, 2019 and 2018, respectively. These amounts were recorded in Revenues, net in the interim condensed consolidated statements of operations. The cash flows from forward contracts are reported as operating activities in the Interim condensed consolidated statements of cash flows. The fair value of the forward contracts recorded in Accrued expenses and other current liabilities was $0 as at March 31, 2019 and December 31, 2018, respectively.

Effective March 31, 2017, the Company enters into interest rate swap arrangements with counterparties to reduce its exposure to variability in cash flows relating to interest payments on $300,000 of its outstanding Term Loan arrangements. Additionally, effective February 28, 2018, the Company entered into another interest rate swap relating to interest payments on $50,000 of its outstanding Term Loan arrangements. These hedging instruments mature on March 31, 2021. The Company applies hedge accounting by designating the interest rate swaps as a hedge on applicable future quarterly interest payments. Changes in the value are recorded in Accumulated other comprehensive income (loss). The fair value of the interest rate swaps is recorded in Other non-current assets according to the duration of related cash flows. The total fair value of interest rate swap asset was $1,698 and $3,644 at March 31, 2019 and December 31, 2018, respectively.

See Note 8 - "Fair Value Measurements" for additional information on derivative instruments.

Note 8: Fair Value Measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•	Level 2 - Observable inputs other than quoted prices include in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Unobservable inputs that are support by little or no market activity. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Below is a summary of the valuation techniques used in determining fair value:

Derivatives - Derivatives consist of foreign exchange contracts and interest rate swaps. The fair value of foreign exchange contracts is based on observable market inputs of spot and forward rates or using other observable inputs. The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate such agreements, taking into account market interest rates and the remaining time to maturities or using market inputs with mid-market pricing as a practical expedient for bid-ask spread. See Note 7 - "Derivative Instruments" for additional information.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Contingent consideration - The Company values contingent consideration related to business combinations using a weighted probability calculation of potential payment scenarios discounted at rates reflective of the risks associated with the expected future cash flows. Key assumptions used to estimate the fair value of contingent consideration include revenues, net new business and operating forecasts and the probability of achieving the specific targets.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other accruals readily convertible into cash approximate fair value because of the short-term nature of the instruments. Additionally, the Company has a long-term indemnification asset from the Former Parent, the amount of which is equal to certain tax liabilities incurred prior to the Acquisition. The carrying amount approximates fair value because settlement is expected to be based on the underlying tax amount.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The Company has determined that its forward contracts, included in Accrued expenses and other current liabilities, and interest rate swaps, included in Accumulated other comprehensive (loss) income and Other current assets and Other non-current assets according to the duration of related interest payments, reside within Level 2 of the fair value hierarchy.

The earn-out liability is recorded in Accrued expenses and other current liabilities and Other non-current liabilities and is classified as Level 3 in the fair value hierarchy. Additionally, the earn-out relates to the TrademarkVision and the Publons acquisitions that occurred in 2018 and 2017, respectively. The amount payable is contingent upon the achievement of certain company specific milestones and performance metrics over a 1-year and 3-year period, respectively, including number of cumulative users, cumulative reviews and annual revenues. In accordance with ASC 805, we estimated the fair value of the earn-out using a Monte Carlo simulation. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. Significant changes in the key assumptions and inputs could result in a significant change in the fair value measurement of the earn-out. As of March 31, 2019, there were no significant changes in the range of outcomes for the earn out. There were no transfers of assets or liabilities between levels during the periods ended March 31, 2019 and December 31, 2018.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

The following table provides a summary of the Company's assets and liabilities that were recognized at fair value on a recurring basis as at March 31, 2019 and December 31, 2018:

	Level 1	Level 2	Level 3	Total Fair Value
March 31, 2019
Assets
Interest rate swap asset	—	1,698	—	1,698
	$—	$1,698	$—	$1,698
Liabilities
Earn-out liability	—	—	7,075	7,075
Total	$—	$—	$7,075	$7,075

	Level 1	Level 2	Level 3	Total Fair Value
December 31, 2018
Assets
Interest rate swap asset	—	3,644	—	3,644
	$—	$3,644	$—	$3,644
Liabilities
Earn-out liability	—	—	7,075	7,075
Total	$—	$—	$7,075	$7,075

Non-Financial Assets Valued on a Non-Recurring Basis

The Company’s long-lived assets, including goodwill and finite-lived intangible assets subject to amortization, are measured at fair value on a non-recurring basis. These assets are measured at cost but are written-down to fair value, if necessary, as a result of impairment. There have been no impairments of the Company’s long-lived assets during any of the periods presented. Finite-lived Intangible Assets - If a triggering event occurs, the Company determines the estimated fair value of finite-lived intangible assets by determining the present value of the expected cash flows. Indefinite-lived Intangible Asset - If a qualitative analysis indicates that it is more likely than not that the estimated fair value is less than the carrying value of an indefinite-lived intangible asset, the Company determines the estimated fair value of the indefinite-lived intangible asset (trade name) by determining the present value of the estimated royalty payments on an after-tax basis that it would be required to pay the owner for the right to use such trade name. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized in an amount equal to the excess.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 9: Debt

The following is a summary of the Company’s debt:

		March 31, 2019		December 31, 2018

Type	Maturity	Interest Rate	Carrying Value	Interest Rate	Carrying Value
Senior Unsecured Notes	2024	7.875%	$500,000	7.875%	$500,000
Term Loan Facility	2023	5.746%	1,480,154	5.729%	1,483,993
The Revolving Credit Facility	2021	—%	—	5.754%	5,000
The Revolving Credit Facility	2021	5.743%	15,000	5.729%	40,000
Total debt outstanding			1,995,154		2,028,993
Deferred financing charges			(32,938)		(34,838)
Term Loan Facility, discount			(3,431)		(3,633)
Current Portion of Long-Term Debt			(30,345)		(60,345)
Long-term debt, net of current portion and deferred financing charges			$1,928,440		$1,930,177

During the three months ended March 31, 2019, the Company paid down $30,000 drawn on the Revolving Credit Facility at December 31, 2018.

With respect to the Credit Agreement, the Company may be subject to certain negative covenants, including compliance with, total first lien net leverage ratio, if certain conditions are met.  These conditions were not met and the Company was not required to test compliance with these covenants as of March 31, 2019.

The obligations of the Borrowers under the Credit Agreement are guaranteed by UK Holdco and certain of its restricted subsidiaries and are secured by substantially all of UK Holdco's and certain of its restricted subsidiaries’ assets (with customary exceptions described in the Credit Agreement). UK Holdco and its restricted subsidiaries are subject to certain covenants including restrictions on UK Holdco’s ability to pay dividends, incur indebtedness, grant a lien over its assets, merge or consolidate, make investments, or make payments to affiliates.

As of March 31, 2019, letters of credit totaling $1,979 were collateralized by the Revolving Credit Facility. Notwithstanding the Revolving Credit Facility, as of March 31, 2019, the Company had an unsecured corporate guarantee outstanding for $9,639 and cash collateralized letters of credit totaling $38, all of which were not collateralized by the Revolving Credit Facility. The Company’s cash from operations is expected to meet repayment needs on outstanding borrowings as of March 31, 2019 for the next twelve months.

The carrying value of the Company’s variable interest rate debt, excluding unamortized debt issuance costs, approximates fair value due to the short-term nature of the interest rate bench mark rates. The fair value of the fixed rate debt is estimated based on market observable data for debt with similar prepayment features. The fair value of the Company’s debt was $2,017,259 and $1,950,318 at March 31, 2019 and December 31, 2018, respectively. The debt is considered a Level 2 liability under the fair value hierarchy.

Note 10: Shareholders’ Equity

In March 2017, the Company formed the Management Incentive Plan under which certain employees of the Company may be eligible to purchase shares of the Company. In exchange for each share purchase subscription, the purchaser is entitled to a fully vested right to an ordinary share. Additionally, along with a subscription, employees receive a corresponding number of options to acquire additional ordinary shares subject to five year vesting. See Note 15 – “Employee Incentive Plans” for additional detail related to the options. The Company did not receive any subscriptions during the three months ended March 31, 2019 and received net subscriptions for 971 shares during the three months ended March 31, 2018.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 11: Pension and Other Post-Retirement Benefits

The components of net periodic benefit cost changes in plan assets and benefit obligations recognized in other comprehensive loss were as follows:

	Three months ended March 31
	2019	2018
Service cost	$221	$222
Interest cost	78	70
Expected return on plan assets	(40)	(37)
Amortization of actuarial gains	(18)	(19)
Net periodic benefit cost	$241	$236

Interest cost and expected return on plan assets are recorded in Interest expense on the accompanying Interim condensed consolidated statements of operation.

Note 12: Revenue Recognition

The tables below show the Company's disaggregated revenues for the periods presented:

	Three months ended March 31,
	2019	2018
Subscription revenue	192,492	195,583
Transaction revenue	41,697	42,911
Total revenue, gross	234,189	238,494
Deferred revenue adjustment (1)	(164)	(1,467)
Total Revenues, net	234,025	237,027

(1) This accounting adjustment relates to the 2016 Transaction, which included a revaluation of deferred revenues to account for the difference in value between the customer advances retained by the Company upon the consummation of the 2016 Transaction and our outstanding performance obligations related to those advances.

Contract Balances

	Accounts receivable	Current portion of deferred revenues	Non-current portion of deferred revenues
Opening (1/1/2019)	$331,295	$391,102	$17,112
Closing (3/31/2019)	343,113	461,928	17,987
Increase	$(11,818)	$(70,826)	$(875)

Opening (1/1/2018)	$317,808	$361,260	$15,796
Closing (12/31/2018)	331,295	391,102	17,112
Increase	$(13,487)	$(29,842)	$(1,316)

The amount of revenue recognized in the period that were included in the opening deferred revenues current and long-term balances were $92,910. This revenue consists primarily of subscription revenue.

Transaction Price Allocated to the Remaining Performance Obligation

As of March 31, 2019, approximately $63,343 of revenue is expected to be recognized in the future from remaining performance obligations, excluding contracts with durations of one year or less. The Company expects to recognize revenue on approximately 59% of these performance obligations over the next 12 months. Of the remaining 41%, 22% is expected to be recognized within the following year, with the final 19% expected to be recognized within years 3 to 10.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 13: Income Taxes

During the three months ended March 31, 2019, the Company recognized an income tax provision of $240, on a loss before income tax of $59,020. During the three months ended March 31, 2018, the Company recognized an income tax provision of $346, on a loss before income tax of $76,691. The tax provision in each period ended March 31, 2019, and March 31, 2018, respectively, reflects the mix of taxing jurisdictions in which pre-tax profits and losses were recognized.

Note 14: Commitments and Contingencies

Lawsuits and Legal Claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, antitrust/competition claims, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material impact on the Company’s financial condition taken as a whole.

Contingent Liabilities

In conjunction with the acquisition of Publons, the Company agreed to pay former shareholders up to an additional $9,500 through 2020. Amounts payable are contingent upon Publons' achievement of certain milestones and performance metrics. The Company had an outstanding liability for $2,960 related to the estimated fair value of this contingent consideration as of March 31, 2019 and December 31, 2018. The outstanding balance consisted of $1,600 included in Accrued expenses and other current liabilities, and $1,360 included in Other non-current liabilities in the Interim Condensed Consolidated Balance Sheets as of March 31, 2019 and December 31, 2018.

In conjunction with the acquisition of TrademarkVision that occurred on October 25, 2018, the Company agreed to pay former shareholders a potential earn-out dependent upon achievement of certain milestones and financial performance metrics through 2020. Amounts payable are contingent upon TrademarkVision’s achievement of certain milestones and performance metrics. As of March 31, 2019 and December 31, 2018, the Company had an outstanding liability for $4,115 related to the estimated fair value of this contingent consideration. The outstanding balance consisted of $4,115 included in Accrued expenses and other current liabilities as of March 31, 2019, and $4,115 included in Other non-current liabilities December 31, 2018 in the Interim condensed consolidated balance sheets.

Tax Indemnity

In connection with the 2016 Transaction, the Company recorded certain tax indemnification assets pursuant to the terms of the separation and indemnified liabilities identified therein. Management continues to interpret the contractual obligation due from Former Parent and its controlled entities (“Thomson Reuters”) as due in full. The asset write down was recorded within Other operating income (expense), net within the Interim condensed consolidated statement of operations. Although the claim has uncertainty of collectability, the Company will continue to vigorously defend its claim for the full value of the indemnity, including the filing of formal legal claims as necessary.

Note 15: Employee Incentive Plans

The Company’s 2016 Equity Incentive Plan provides for certain employees of the Company to be eligible to participate in equity ownership in the Company. Equity awards may be issued in the form of options to purchase shares of the Company which are exercisable upon the occurrence of conditions specified within individual award agreements. Equity awards may also be issued in the form of restricted shares with dividend rights subject to vesting terms and conditions specified in individual award agreements. Additionally, the Company may make available share purchase rights under the terms of the 2016 Equity Incentive Plan.

The Company’s Management Incentive Plan provides for certain employees of the Company to be eligible to purchase shares of the Company. See Note 10 – “Shareholders’ Equity” for additional information. Along with each subscription, employees are granted options to acquire additional ordinary shares subject to a five year vesting period.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

A summary of the Company’s share-based compensation is as follows:

	Three Months Ended March 31,
	2019	2018
Share-based compensation expense	$3,176	$4,180
Tax benefit recognized	$78	$107

The Company issues shares for stock options from authorized shares. At March 31, 2019, the Company was authorized to grant up to 250,000 stock options under its existing stock incentive plans. As of March 31, 2019, 65,924 stock options have not been granted. As of March 31, 2019, there was $17,423 of total unrecognized compensation cost, related to outstanding stock options, which is expected to be recognized through 2024 with a remaining weighted-average service period of 3.1 years.

The Company’s stock option activity is summarized below:

	Number of Options	Weighted Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	185,601	$1,587	8.5	$13,293
Granted	5,500	2,561	9.9	—
Forfeited	(7,025)	1,581	—	—
Outstanding as of March 31, 2019	184,076	$1,616	8.3	$43,857
Vested and exercisable at March 31, 2019	56,305	$1,568	8.0	$14,377

The aggregate intrinsic value in the table above represents the difference between the Company’s most recent valuation and the exercise price of each in-the-money option on the last day of the period presented. There were no stock options exercised in the three months ended March 31, 2019. The weighted-average fair value of options granted per share was $273 as of March 31, 2019.

The Company accounts for awards issued under the Equity Incentive Plan as additional contributions to equity. Share-based compensation includes expense associated with stock option grants which is estimated based on the grant date fair value of the award issued. Share-based compensation expense related to stock options is recognized over the vesting period of the award which is generally five years, on a straight-line basis. The Company uses the Black-Scholes option pricing model to estimate the fair value of options granted. The Black-Scholes model takes into account the fair value of an ordinary share and the contractual and expected term of the stock option, expected volatility, dividend yield, and risk-free interest rate. The Company relies on an external valuation performed to determine the fair value of its ordinary shares. The contractual term of the option ranges from the 1 year to 10 years. While the Company does not have any history for expected terms, employees do not have any specific benefit to exercise the options before the terms are met as the shares are not freely tradable, and as such an expected term near the high end of the contractual range is deemed most appropriate. Expected volatility is the average volatility over the expected terms of comparable public entities from the same industry. The risk-free interest rate is based on a treasury rate with a remaining term similar to the contractual term of the option. The Company is recently formed and at this time does not expect to distribute any dividends. The Company recognizes forfeitures as they occur.

The assumptions used to value the Company’s options granted during the period presented and their expected lives were as follows:

March 31, 2019
Weighted-average expected dividend yield	—
Weighted-average expected volatility	20.26%
Weighted-average risk-free interest rate	2.73%
Expected life (in years)	9

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 16: Earnings per Share

The following potential common shares were excluded from diluted EPS for the three months ended March 31, 2019 and 2018, respectively, as the Company had a net loss: 184,076 and 177,613 related to options under the employee incentive plan outstanding as of the three months ended March 31, 2019 and 2018, respectively. See “Note 15 - Employee Incentive Plans.”

The basic and diluted EPS computations for our common stock are calculated as follows (in thousands, except per share amounts):

	Three months ended March 31
	2019	2018
Basic/Diluted EPS
Net Income (loss)	$(59,260)	$(77,037)
Preferred stock dividends	—	—
Income available to common stockholders	$(59,260)	$(77,037)

Weighted-average number of common shares outstanding	1,646,223	1,644,827

Basic EPS	(36.00)	(46.84)
Diluted EPS	(36.00)	(46.84)

Note 17: Related Party and Former Parent Transactions

Onex Partners Advisor LP (“Onex”), an affiliate of the Company, is considered a related party. Concurrent with the Acquisition, the Company entered into a Consulting Services Agreement with Onex, pursuant to which the Company is provided certain ongoing strategic and financing consulting services in exchange for a quarterly management fee. In connection with this agreement, the Company recognized $231 and $208 for the three months ended March 31, 2019, and 2018, respectively. The Company pays 0.1% interest per annum to Onex for the Credit Agreement. For the three months ended March 31, 2019 and 2018, respectively, the Company recognized interest expense, for Onex related interest, of $215 and $226, respectively. The Company had an outstanding liability of $208 and $450 to Onex as of March 31, 2019, and December 31, 2018, respectively.

BPEA, an affiliate of the Company, is considered a related party. Concurrent with the Acquisition, the Company entered into a Management Services Agreement with BPEA, pursuant to which the Company is provided certain ongoing strategic and financing consulting services. In connection with this agreement, the Company recognized $167 for the three months ended March 31, 2019, and 2018, respectively, in operating expenses related to this agreement. The Company had an outstanding liability of $501 and $334 to BPEA as of March 31, 2019, and December 31, 2018, respectively.

The fees to Onex and Baring were negotiated at a rate that management believes is appropriate and reasonable for the value of the services being provided, and is commensurate with the fee that would be charged by independent third parties for similar services.

In connection with the 2016 Transaction, Bidco and a subsidiary of the Former Parent entered into the Transition Services Agreement, which became effective on October 3, 2016, pursuant to which such subsidiary of the Former Parent will, or will cause its affiliates and/or third-party service providers to, provide Bidco, its affiliates and/or third-party service providers with certain technology, facilities management, human resources, sourcing, financial, accounting, data management, marketing and other services to support the operation of the IP&S business as an independent company. Such services are provided by such subsidiary of the Former Parent or its affiliates and/or third-party service providers for various time periods and at various costs based upon the terms set forth in the Transition Service Agreement.

A controlled affiliate of Baring is a vendor of ours. Total payments to this vendor were $240 and $0 for the three months ended March 31, 2019 and 2018 respectively. The Company had an outstanding liability of $240 and $120 as of March 31, 2019 and December 31, 2018, respectively.

One member of our key management is the Co-founder of a vendor of ours. Total payments to this vendor were $78 for the three months ended March 31, 2019, and the Company had no outstanding liability as of March 31, 2019. This vendor was not a related party during the three months ended March 31, 2018.

CAMELOT HOLDINGS (JERSEY) LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except per share data, option price amounts, ratios, or as noted)

Note 18: Subsequent Events

On January 14, 2019, the Company entered into a definitive agreement to enter into a business combination transaction with Churchill Capital Corporation (“Churchill”), a public investment vehicle listed on the New York Stock Exchange (Ticker: CCC).Amendments to this agreement were executed effective February 26, 2019 and March 29, 2019. The transaction was completed on May 13, 2019. The combined company is called Clarivate Analytics Plc. The Company’s shareholders hold approximately 71% of the outstanding shares of Clarivate Analytics Plc following the closing. The remaining outstanding shares of Clarivate Analytics Plc are held by the former stockholders and founders of Churchill.

Prior to the completion of the Transaction the Company entered into a Tax Receivable Agreement ("TRA") on May 10, 2019 with its current equity holders, which provided for the sharing of tax benefits relating to certain pre-business combination tax attributes, with the Company generally being required to pay to such equity holders 85% of the amount of cash savings, if any, realized (or, in some cases, deemed to be realized) as a result of the utilization of Covered Tax Assets (as defined in the TRA). Under the TRA, the aggregate reduction in income taxes payable will be computed by comparing the actual tax liability of the Company and its subsidiaries with the estimated tax liability of applicable entities had such entities not been able to utilize the Covered Tax Assets, considering several assumptions including, for example, that the relevant entities will pay U.S. state and local taxes at a rate of 7%, the tax assets existing at the time of the Company’s entry into the TRA are deemed to be utilized and give rise to a tax savings before certain other tax benefits, and certain asset or equity transfers by certain of the Company’s subsidiaries will be treated under the TRA as giving rise to tax benefits associated with the Covered Tax Assets implicated by such asset or equity transfers. Payments under the TRA will generally be made annually in cash, and the amounts payable will be subject to interest from the due date (without extensions) of the applicable tax filing that reflects a covered savings until the payment under the TRA is made. TRA payments are expected to commence in 2021 (with respect to taxable periods ending in 2019) and will be subject to deferral, at the Company’s election, for payment amounts in excess of $30 million for payments to be made in 2021 and 2022, but will not be subject to deferral thereafter. Amounts deferred under the preceding sentence will accrue interest until paid in accordance with the terms of the TRA. The TRA is subject to certain events of default that may give rise to an acceleration of the Company’s obligations under the Tax Receivable Agreement. The amount and timing of TRA payments, however, may vary based on a number of factors, including the amount, character and timing of our subsidiaries’ taxable income in the future, and any successful challenges to our tax positions. Consequently, we are unable to reliably estimate the timing or amount of payments expected to be made under the TRA.

Prior to the consummation of the Transactions, on May 13, 2019, the FHC Tower Borrower assigned its obligations under the Credit Agreement to certain other borrowers. Upon assumption of the FHC Tower Borrower’s obligations by the other borrowers under the Credit Agreement, the FHC Tower Borrower was released from its obligations under our Credit Agreement.

In April 2019, the Company entered into additional interest rate swap arrangements with counterparties to reduce its exposure to variability in cash flows relating to interest payments on $50,000 of its outstanding Term Loan, effective April 30, 2019. These hedging instruments mature on September 29, 2023. The Company will apply hedge accounting by designating the interest rate swaps as a hedge in applicable future quarterly interest payments.

In April 2019, management drew an additional $5,000 on the Revolving Credit Facility.

Management has evaluated the impact of events that have occurred subsequent to March 31, 2019. Based on this evaluation, other than as recorded or disclosed within these interim condensed consolidated combined financial statements and related notes, the Company has determined no other events were required to be recognized or disclosed.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

Clarivate Analytics Plc, a public limited company incorporated under the laws of Jersey, Channel Islands (“Clarivate”), is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

Churchill Capital Corp (“Churchill”) is a special purpose acquisition company incorporated in Delaware on June 20, 2018. On September 11, 2018, Churchill consummated its initial public offering (the “Churchill IPO”). Upon the closing of the Churchill IPO, overallotment option and the private placements, $690.0 million of the net proceeds therefrom were placed in a trust account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by Churchill, until the earlier of: (i) the consummation of a business combination or (ii) the distribution of the trust account, except that interest earned on the trust account can be released to Churchill to pay its tax obligations. As of December 31, 2018, there was $694.6 million held in the trust account. As a special purpose acquisition company, Churchill’s purpose is to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, one or more businesses or entities.

On January 14, 2019, Churchill entered into the Agreement and Plan of Merger (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 26, 2019, and Amendment No. 2 to the Agreement and Plan of Merger, dated March 29, 2019, the “Merger Agreement”), by and among Clarivate, a Delaware corporation and wholly owned subsidiary of Clarivate (“Delaware Merger Sub”), Camelot Merger Sub (Jersey) Limited, a private limited company organized under the laws of Jersey, Channel Islands and wholly owned subsidiary of Clarivate (“Jersey Merger Sub”), and Camelot Holdings (Jersey) Limited, a private limited company organized under the laws of Jersey, Channel Islands (“Company”). Pursuant to the Merger Agreement, a combination of Churchill and the Company was effected through the Delaware Merger and the Jersey Merger and the Company Owners were issued an aggregate of 217,500,000 ordinary shares of Clarivate (subject to certain adjustments). At the closing of the transactions contemplated by the Merger Agreement (the “Transactions”), the shareholders of the Company prior to the closing of the Transactions (the “Company Owners”) hold approximately 71% of the issued and outstanding ordinary shares of Clarivate and current stockholders of Churchill hold approximately 29% of the issued and outstanding ordinary shares of Clarivate after redemptions.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2018 assumes that the Transactions, including the related issuance of 1,500,000 shares of Churchill common stock to certain founders have occurred on December 31, 2018. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 present pro forma effect to the Transactions, including the related issuance of 1,500,000 shares of Churchill common stock to certain founders, as if they had been completed on January 1, 2018.

The pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of Churchill was derived from the audited financial statements of Churchill as of December 31, 2018 and for the period from June 20, 2018 (inception) through December 31, 2018, filed separately with the Securities and Exchange Commission (“SEC”). The historical financial information of the Company was derived from the audited consolidated financial statements of the Company as of and for the year ended December 31, 2018, filed herewith. This information should be read together with Churchill’s and the Company’s audited financial statements and related notes.

The Transactions will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, Churchill will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Transactions will be treated as the equivalent of Clarivate issuing ordinary shares for the net assets of Churchill, accompanied by a recapitalization. The net assets of Churchill will be recognized at fair value (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded.

The Company has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	The Company Owners have the majority ownership interest and voting interest in the combined entity with over 71% ownership voting interest;

•	the combined company’s board of directors initially consists of 14 directors; nine of whom are appointed by the affiliates of Onex Partners Advisor LP and Baring Private Equity Asia Pte Ltd that from time to time held ordinary shares of the Company prior to the closing of the Transactions or hold ordinary shares of Clarivate following the closing of the Transactions (“Onex” and “Baring,” respectively) and four of whom are appointed by Churchill. Martin Broughton was also appointed as a director. Mr. Broughton is not expected to be re-nominated in 2020 when his term ends and the size of the Board will be reduced to 13; and

•	the Company is the larger entity, in terms of both revenues and total assets.

Other factors were considered, including composition of management, purpose and intent of the Transactions and the location of the combined company’s headquarters, noting that the preponderance of evidence as described above is indicative that the Company is the accounting acquirer in the Transactions.

Description of the Transactions

Pursuant to the Merger Agreement, the aggregate stock consideration issued by Clarivate in the Transactions was $3,052.5 million, consisting of 305,250,000 newly issued ordinary shares of Clarivate valued at $10.00 per share, subject to certain adjustments described below. Of the $3,052.5 million, the Company Owners received $2,175.0 million in the form of 217,500,000 newly issued ordinary shares of Clarivate. In addition, of the $3,052.5 million, Churchill public shareholders received $690.0 million in the form of 68,999,999 newly issued ordinary shares of Clarivate, and Churchill Sponsor LLC, a Delaware limited liability company and an affiliate of M. Klein and Company (the “sponsor”), including shares distributed to Jerre Stead, Michael S. Klein, Sheryl von Blucher, Martin Broughton, Karen G. Mills, Balakrishnan S. Iyer, M. Klein Associates, Inc., The Iyer Family Trust dated 1/25/2001, Mills Family I, LLC and K&BM LP (the “founders”) and Garden State Capital Partners LLC, a Delaware limited liability company, in which Michael Klein holds an equity interest and is the managing member (“Garden State”) received $187.5 million in the form of 17,250,000 ordinary shares of Clarivate issued to the sponsor and 1,500,000 additional ordinary shares of Clarivate issued to Michael Klein and an affiliate of Jerre Stead in respect of 1,500,000 shares of Churchill common stock purchased by them prior to the Delaware Merger (as further described in the Sponsor Agreement). The following represents the consideration at closing of the Transactions (the “Closing”):

(in millions)
Ordinary share issuance to the Company Owners (1)	$2,175.0
Ordinary share issuance to Churchill public shareholders (1)	690.0
Ordinary share issuance to sponsor (1)	172.5
Additional purchase of ordinary shares by certain founders (1) (2)	15.0
Share Consideration - at Closing	$3,052.5

(1)	Value represents the price per the Merger Agreement. The closing share price on the date of the consummation of the Transactions was $13.25. As the business combination was accounted for as a reverse recapitalization, the value per share is disclosed for informational purposes only to indicate the fair value of shares transferred.

(2)	Additional shares of Churchill common stock purchased by certain founders as set forth in Section 5(a) of the letter agreement, dated January 14, 2019, as amended, among Churchill, the Company, Clarivate, sponsor, the founders and Garden State, which amended and restated the letter agreement, dated September 6, 2018, from the sponsor to Churchill and the founders (the “Sponsor Agreement”) issued at a price of $10.00 per share.

The value of share consideration issuable at the Closing is assumed to be $10.00 per share. The Transactions are accounted for as a reverse recapitalization, therefore any change in Clarivate’s trading price will not impact the pro forma financial statements because Clarivate will account for the acquisition of Churchill based on the amount of net assets acquired upon consummation of the Transactions. The consideration issued at the Closing as presented above does not include any warrants or options that are described below in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Information. “Earnings Per Share.”

In connection with the execution of the Merger Agreement, the sponsor, the founders and Garden State entered into the Sponsor Agreement. Pursuant to the Sponsor Agreement, founder Jerre Stead (personally or through his designee – JMJS Group-II, LP) and founder Michael Klein agreed to purchase an aggregate of 1,500,000 newly-issued shares of Churchill common stock immediately prior to the completion of the Transactions for an aggregate purchase price of $15,000,000. In addition, if a $20.00 Stock Price Level (as described below) is achieved on or before the sixth anniversary of the Closing, the Incentive Shares shall be allotted and issued to the persons designated by Jerre Stead and Michael Klein (or, in the event of death or incapacity of either, by his respective successor).

Prior to the Closing, the Company entered into a tax receivable agreement with the Company Owners (the “Tax Receivable Agreement”) (see Item 7 “Major Shareholders and Related Party Transactions — B. Related Party Transactions”). The Tax Receivable Agreement generally provides for the payment by the Company to the Company Owners of 85% of certain tax benefits realized or deemed realized by the Company and its subsidiaries, as defined in the Tax Receivable Agreement. The term of the Tax Receivable Agreement commenced upon the execution date of the Tax Receivable Agreement and will continue indefinitely until all tax benefits that are subject to the Tax Receivable Agreement have been utilized, deemed utilized, or expired unless the Company exercises its right to terminate the Tax Receivable Agreement early, or there is otherwise a deemed early termination. If there is an early termination or a deemed early termination, the Company’s obligations under the Tax Receivable Agreement would accelerate and it generally would be required to make an immediate payment equal to the present value of the deemed anticipated future payments to be made by it under the Tax Receivable Agreement, calculated in accordance with certain valuation assumptions set forth in the Tax Receivable Agreement. Any publicly traded parent entity of the Company may consummate a public offering of shares and use net proceeds of such offering to settle its obligations. In lieu thereof, the Company Owners may waive the payment in cash and instead receive stock consideration to the extent mutually agreeable to Company and the TRA Party Representative and to the extent practicable.

The following summarizes the pro forma Clarivate ordinary shares outstanding taking into consideration actual redemptions:

	(Shares)%
Clarivate ordinary shares issued to the Company Owners (1)	217,500,000
Total Company Owners ordinary shares	217,500,000	71%

Shares held by current Churchill public shareholders	69,000,000
Less: public shares redeemed (2)	(1)
Total Churchill shares	68,999,999	23%

Sponsor shares	17,250,000
Plus: Shares purchased by certain founders immediately prior to Closing	1,500,000
Net sponsor and founder shares	18,750,000	6%

Pro Forma Shares Outstanding (3)	305,249,999	100%

(1)	Shares are not adjusted for shares issued in connection with excess transaction costs incurred by Churchill.

(2)	On May 9, 2019, one share was redeemed by a Churchill public shareholder for $10.14.

(3)	Pro Forma Shares Outstanding includes the 10.6 million ordinary shares of Clarivate subject to the vesting restrictions but does not give effect to the 52,800,000 warrants, the additional 7,000,000 ordinary shares of Clarivate issuable upon the achievement of a $20.00 Stock Price Level (the “Incentive Shares”), or 185,601 Company management options that (based on the number of options to purchase Company ordinary shares outstanding as of December 31, 2018) will be converted in the Mergers into 24,524,698 options to purchase ordinary shares of Clarivate.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2018 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 are derived from the historical financial statements of Churchill and the Company. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information. Certain amounts that appear in this section may not sum due to rounding.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(In thousands)

	As of December 31, 2018				As of December 31, 2018
	Company (Historical)	Churchill (Historical)	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$25,575	$3,528	$694,575	(A)	$23,796
			(20,150)	(B)
			(16,750)	(C)
			(27,580)	(D)
			15,000	(E)
			(649,500)	(F)
			(902)	(G)
			-	(O)

Restricted cash	9	-	-		9
Accounts receivable, net of allowance for doubtful accounts	331,295	-	-		331,295
Prepaid expenses	31,021	-	317	(H)	31,338
Prepaid expenses and other current assets	-	335	(335)	(H)	-
Other current assets	20,712	-	18	(H)	20,730

Total Current Assets	408,612	3,863	(5,307)		407,168

Marketable securities held in Trust Account	-	694,575	(694,575)	(A)	-
Computer hardware and other property, net	20,641	-	-		20,641
Identifiable intangible assets, net	1,958,520	-	-		1,958,520
Goodwill	1,282,919	-	-		1,282,919
Other non-current assets	26,556	-	-		26,556
Deferred income taxes	12,426	-	-		12,426

Total Assets	$3,709,674	$698,438	$(699,882)		$3,708,230

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$38,418	$-	$(364)	(D)	$38,057
			3	(H)
Accounts payable and accrued expenses	-	1,936	(1,798)	(C)	-
			(107)	(G)
			(31)	(H)
Accrued expenses and other current liabilities	153,849	-	28	(H)	153,890
			13	(H)
Current portion of deferred revenues	391,102	-	-		391,102
Short-term debt, including current portion of long-term debt	60,345	-	(20,000)	(F)	40,345
Deferred tax liability	-	13	(13)	(H)	-
Income taxes payable	-	795	(795)	(G)	-

Total Current Liabilities	643,714	2,744	(23,064)		623,394

Long-term debt	1,930,177	-	(629,500)	(F)	1,311,438
			10,761	(F)
Non-current portion of deferred revenues	17,112	-	-		17,112
Deferred underwriting fee payable	-	24,150	(24,150)	(B)	-
Other non-current liabilities	24,838	-	5,000	(C)	29,838
Tax receivable liability	-	-	259,787	(N)	259,787
Deferred income taxes	43,226	-	-		43,226

Total Liabilities	2,659,067	26,894	(401,166)		2,284,795

	As of December 31, 2018				As of December 31, 2018
	Company (Historical)	Churchill (Historical)	Pro Forma Adjustments		Pro Forma Combined
Commitments and Contingencies
Common stock subject to possible redemption	-	666,543	(666,543)	(I)	-

Shareholders’ Equity
Ordinary shares in Clarivate	-	-	15,000	(E)	2,088,315
			666,543	(I)
			2	(J)
			16	(K)
			(259,787)	(N)
			1,677,494	(L)
			7,757	(L)
			(18,710)	(M)
			-	(O)

Preferred stock	-	-	-		-
Class A common stock- Churchill	-	0	(0)	(J)	-
Class B common stock - Churchill	-	2	(2)	(J)	-
Share capital	16	-	(16)	(K)	-
Additional paid-in capital	1,677,494	3,757	(1,677,494)	(L)	-
			(7,757)	(L)
			4,000	(B)

Accumulated other comprehensive income/(loss)	5,358	-	-		5,358
Accumulated deficit	(632,261)	-	(27,216)	(D)	(670,238)
			(10,761)	(F)
Retained earnings	-	1,242	(19,952)	(C)	-
			18,710	(M)

Total Shareholders’ Equity	1,050,607	5,000	367,827		1,423,435
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,709,674	$698,438	$(699,882)		$3,708,230

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Twelve Months Ended December 31, 2018	For the Period from June 20, 2018 (inception) thru December 31, 2018			Twelve Months Ended December 31, 2018
	Company (Historical)	Churchill (Historical)	Pro Forma Adjustments		Pro Forma Combined

Revenues, net	$968,468	$-	$-		$968,468

Operating costs and expenses:
Cost of revenues, excluding depreciation and amortization	396,499	-	-		396,499
Operating costs	-	2,525	(2,525)	(AA)	-
Selling, general and administrative costs, excluding depreciation and amortization	369,377	-			369,377
Share-based compensation expense	13,715	-	-		13,715
Depreciation	9,422	-	-		9,422
Amortization	227,803	-	-		227,803
Transaction expenses	2,457	-	(364)	(BB)	2,093
Transition, integration and other	61,282	-	-		61,282
Other operating expense (income)	(6,379)	-	-		(6,379)

Total operating expenses	1,074,176	2,525	(2,889)		1,073,812

Loss from operations	(105,708)	(2,525)	2,889		(105,344)

Other income:
Interest income	-	4,513	(4,513)	(AA)	-
Interest expense, net	(130,805)	-	36,927	(CC)	(93,878)
Unrealized gain on marketable securities held in Trust Account	-	62	(62)	(AA)	-

Other income, net	(130,805)	4,575	32,352		(93,878)

Income/(loss) before income tax	(236,513)	2,050	35,241		(199,222)

Benefit (provision) for income tax (1)	(5,649)	(808)	808	(AA)	(5,649)

Net income (loss)	$(242,162)	$1,242	$36,049		$(204,871)

Per share:
Basic and diluted net loss per common share	$(147.14)	$(0.13)			$(0.67)
Weighted average shares outstanding, basic and diluted	1,645,818	17,706,822			305,249,999

(1)	The pro forma income statement adjustments do not have an income tax effect due to the pro forma net loss position and existing valuation allowance.

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The Transactions will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Churchill will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the Company Owners being the majority stockholder and holding majority voting power in the combined company, the Company’s senior management comprising the majority of the senior management of the combined company, and the ongoing operations of the Company comprising the ongoing operations of the combined company. Accordingly, for accounting purposes, the Transactions will be treated as the equivalent of Clarivate issuing ordinary shares for the net assets of Churchill, accompanied by a recapitalization. The net assets of Churchill will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of the Company.

The unaudited pro forma condensed combined balance sheet as of December 31, 2018 assumes that the Transactions occurred on December 31, 2018. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 present the pro forma effect of the Transactions as if they had been completed on January 1, 2018. These periods are presented on the basis of the Company as the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of December 31, 2018 has been derived from and should be read in conjunction with the following:

•	Churchill’s audited balance sheet as of December 31, 2018 and the related notes for the period ended December 31, 2018, filed separately with the SEC; and
•	the Company’s audited consolidated balance sheet as of December 31, 2018 and the related notes for the year ended December 31, 2018, filed herewith.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 has been derived from and should be read in conjunction with the following:

•	Churchill’s audited statement of operations for the period from June 20, 2018 (inception) through December 31, 2018 and the related notes, filed separately with the SEC; and
•	the Company’s audited consolidated statement of operations for the year ended December 31, 2018 and the related notes, filed herewith.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions. Management is currently finalizing certain equity agreements for the combined company. As these agreements are preliminary and not yet executed, management has not included a pro forma adjustment to reflect these equity agreements because such amounts are not known and not deemed factually supportable.

As of December 31, 2018, the sponsor, the founders and Garden State held 17,250,000 founder shares. In connection with the execution of the Merger Agreement, the sponsor, the founders and Garden State entered into the Sponsor Agreement. Pursuant to the Sponsor Agreement, 10,619,425 of the founder shares converted into ordinary shares of Clarivate to the sponsor in connection with the Delaware Merger and available for distribution to Jerre Stead, Michael Klein and Sheryl von Blucher are subject to certain time and performance-based vesting provisions. The remaining 6,630,575 founder shares converted into ordinary shares of Clarivate are not subject to time or performance-based vesting provisions. Of the 10,619,425 ordinary shares of Clarivate subject to vesting considerations (the “Unvested Founders Shares”), 50% of the Unvested Founders Shares shall vest in three equal annual installments, with the first, second and third installments vesting on the first, second and third anniversaries of May 13, 2019 (the “Closing Date”), respectively. The other 50% of the Unvested Founders Shares will vest at the achievement of two Stock Price Levels, defined in the Sponsor Agreement as when the last reported sale price per Clarivate ordinary share on the New York Stock Exchange equals or exceeds the applicable threshold for any 40 trading days during a 60 consecutive trading day period, which 60 consecutive trading day period will not commence until the earlier of (i) the date on which Onex or Baring sell any of their respective ordinary shares of Clarivate to a third party that is not an affiliate of Onex, Baring, any founder, the sponsor or Garden State or (ii) the first anniversary of the Closing Date. 25% of the Unvested Founders Shares shall vest at such time as a $15.25 Stock Price Level is achieved on or before the date that is 42 months after the Closing Date; provided, however, that none of such Unvested Founders Shares shall vest prior to the first anniversary of the Closing Date, not more than 1/3 of such Unvested Founders Shares shall vest prior to the second anniversary of the Closing Date and not more than 2/3 of such Unvested Founders Shares shall vest prior to the third anniversary of the Closing Date. 25% of the Unvested Founders Shares shall vest at such time as a $17.50 Stock Price Level is achieved on or before the fifth anniversary of the Closing Date; provided, however, that none of such Unvested Founders Shares shall vest prior to the first anniversary of the Closing Date, not more than 1/3 of such Unvested Founders Shares shall vest prior to the second anniversary of the Closing Date and not more than 2/3 of such Unvested Founders Shares shall vest prior to the third anniversary of the Closing Date. If a $15.25 Stock Price Level is not achieved on or before the date that is 42 months after the Closing Date, then the Unvested Founders Shares subject to vesting at the $15.25 Stock Price Level shall be eligible to vest with the Unvested Founders Shares subject to the $17.50 Stock Price Level. In the event of certain sale transactions involving the ordinary shares of Clarivate or all or substantially all of the assets of Clarivate, the Unvested Founders Shares subject only to time-based vesting shall automatically become vested. The Unvested Founders Shares subject to performance-based vesting will vest if the per share price implied in such sale transaction is equal to or greater than the applicable Stock Price Level. The Unvested Founders Shares that are subject to performance-based vesting will be forfeited for no consideration to the Company Owners if they do not vest in accordance with the Sponsor Agreement.

The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Churchill believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. They should be read in conjunction with the audited financial statements and notes thereto of the Company included elsewhere in this Form 20-F and the audited financial statements and related notes of Churchill filed separately with the SEC.

2.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the results of the combined company. The Company and Churchill have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of the Company’s shares outstanding, assuming the Transactions occurred on January 1, 2018.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2018 are as follows:

(A)	Reflects the reclassification of cash and cash equivalents held in the Churchill trust account that becomes available in connection with the Transactions.

(B)	Reflects the settlement of deferred underwriters’ fees incurred during the Churchill IPO due upon completion of the Transactions, adjusted for the amendment to the underwriting agreement between Churchill and its underwriter.

(C)	Reflects adjustments related to the payment of the anticipated transaction costs by Churchill including, but not limited to, advisory fees, legal fees and registration fees. This adjustment includes a reduction to accrued liabilities for any previously incurred transaction costs that are expected to be paid in connection with the consummation of the Transactions. A portion of the fees are not payable until after 2020 and are accrued for as a non-current liability.

(D)	Reflects adjustments related to the payment of anticipated transaction costs by the Company including, but not limited to, advisory fees, legal fees and registration fees. This adjustment includes a reduction to accounts payable for any previously incurred transaction costs that are expected to be paid in connection with the consummation of the Transactions.

(E)	Reflects 1.5 million additional shares of Churchill common stock purchased by certain founders for $15.0 million in connection with the Transactions.

(F)	Reflects paydown of the Term Loan Facility and Revolving Credit Facility with the cash acquired from Churchill, less total estimated transaction expenses and cash moved to the balance sheet for working capital purposes. The principal paydown is in increments of $0.5 million. The paydown results in the following adjustments:

•	$20 million reduction in short-term debt; the reduction in this short-term debt represents a full paydown of the Revolving Credit Facility at transaction close, and
•	$629.5 million reduction in long-term debt, offset by a proportional write-down of $10.8 million of unamortized deferred issuance costs and debt discount.

(G)	Reflects the payment of Churchill’s income and franchise tax obligations.

(H)	Reflects the reclassification of Churchill’s financial statement captions to the Company’s respective financial statement captions.

(I)	Reflects the reclassification of Churchill common stock subject to possible redemption to permanent equity.

(J)	Represents the re-capitalization of shares of Churchill’s Class A and Class B common stock to ordinary shares of Clarivate.

(K)	Represents the re-capitalization of ordinary shares of the Company to ordinary shares of Clarivate.

(L)	Represents the reclassification of additional paid-in capital of the Company and Clarivate to ordinary shares of Clarivate, which has no par value.

(M)	Elimination of Churchill’s retained earnings, which is inclusive of historical retained earnings.

(N)	Reflects the liability estimate for the Tax Receivable Agreement among the Company and the other parties to the Tax Receivable Agreement such that the Company will pay 85% of all future realized (or deemed realized) tax benefits that are covered by the Tax Receivable Agreement to such other parties. This adjustment will represent the estimated liability based on our preliminary analysis under ASC 450. The Tax Receivable Agreement liability is based on the tax attributes immediately prior to the Company’s entrance into the Tax Receivable Agreement and is subject to estimates and assumptions that may change materially. The total long-term liability for the Company’s Tax Receivable Agreement is approximately $259.8 million, but may increase to $517.2 million if all Covered Tax Assets (as defined in the Tax Receivable Agreement) are utilized. The actual liability may change based on the facts and circumstances at the time of recording the liability in the books and records of the Company. See Item 7 “Major Shareholders and Related Party Transactions — B. Related Party Transactions” for further information.

(O)	Reflects the withdrawal of funds from the Churchill trust account to fund the redemption of one share of ordinary shares at $10.14 per share.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 are as follows:

(AA)	Reflects the elimination of Churchill historical operating costs, interest income and unrealized gain on the trust account and related tax impacts that would not have been incurred had the Transactions been consummated on January 1, 2018.

(BB)	Elimination of transaction expenses related to the Transactions incurred in the year ended December 31, 2018.

(CC)	Reflects the reduction in interest expense, related to the paydown of the Term Loan Facility and Revolving Credit Facility.

3.	Earnings per Share

Represents the net earnings per share calculated using the historical weighted average ordinary shares of the Company and the issuance of additional ordinary shares in connection with the Transactions, assuming the ordinary shares were outstanding since January 1, 2018. As the Transactions, including related proposed equity purchases, are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average ordinary shares outstanding for basic and diluted net income (loss) per ordinary share assumes that the ordinary shares issuable in connection with the Transactions have been outstanding for the entire period presented.

(Net loss presented in thousands of dollars)
Pro Forma Basic and Diluted Loss Per Share	Twelve Months Ended December 31, 2018
Pro Forma net loss attributable to shareholders	$(204,871)

Weighted average ordinary shares outstanding, basic and diluted	305,249,999
Basic and diluted net loss per ordinary share	$(0.67)

Pro Forma Weighted Average Shares - Basic and Diluted
Clarivateordinary shares issued to the Company Owners	217,500,000
Total Clarivate ordinary shares issued to the sponsor and the founders	18,750,000
Clarivate ordinary shares issued to current Churchill public shareholders	68,999,999
Pro Forma Weighted Average Ordinary Shares – Basic and Diluted	305,249,999

As a result of the pro forma net loss, the earnings per share amounts exclude the anti-dilutive impact from the following securities:

•	The 34,500,000 warrants sold during the Churchill IPO converted in the Mergers into warrants to purchase up to a total of 34,500,000 Clarivate ordinary shares, which are exercisable at $11.50 per share;
•	The 18,300,000 private placement warrants sold concurrently with the Churchill IPO converted in the Mergers into warrants to purchase up to a total of 18,300,000 Clarivate ordinary shares. Approximately 17,265,826 of these private placement warrants are held by the sponsor, and available for distribution to certain founders and Garden State, exercisable at $11.50 per share but subject to vesting only when a $17.50 Stock Price Level is achieved. The remainder of the private placement warrants are not subject to such vesting threshold and are exercisable at $11.50;
•	The 7,000,000 Incentive Shares shall be allotted and issued to the persons designated by Jerre Stead and Michael Klein (or, in the event of death or incapacity of either, by his respective successor) if a $20.00 Stock Price Level is achieved on or before the sixth anniversary of the Closing Date; and

•	The 185,601 management options of the Company (based on the number of options to purchase Company ordinary shares outstanding as of December 31, 2018) converted in the Mergers into 24,524,698 options to purchase ordinary shares of Clarivate pursuant to the Clarivate Analytics Plc 2019 Incentive Award Plan, of which 6,655,037 are vested and 17,869,661 will be unvested and have weighted average exercise prices of $10.85 and $11.08, respectively, after giving effect to the expected adjustment to exercise prices of the management options of the Company in connection with the Tax Receivable Agreement. The number of outstanding management options assumes that no Company options will be exercised prior to the Closing Date.

EXHIBIT INDEX

Exhibit No.	Description	Included	Form	Filing Date
1.1	Amended and Restated Memorandum of Association and Articles of Association of Clarivate Analytics Plc	Herewith	—	—

2.1	Warrant Agreement between Continental Stock Transfer & Trust Company and Churchill Capital Corp	By Reference	Churchill 8-K	September 12, 2018
2.2	Indenture dated as of October 3, 2016 among Camelot Finance S.A., as Issuer, the guarantors party thereto and Wilmington Trust, National Association, as trustee governing the 7.875% Notes due 2024	By Reference	Clarivate F-4	February 27, 2019
4.1	Form of Warrants Subscription Agreement	By Reference	Churchill S-1	August 20, 2018
4.2	Form of Director and Officer Indemnification Agreements	By Reference	Clarivate F-4	April 15, 2019
4.3	Sponsor Agreement	By Reference	Clarivate F-4	February 27, 2019
4.4	Amendment No. 1 to the Sponsor Agreement	By Reference	Clarivate F-4	March 29, 2019
4.5	Amended and Restated Shareholders Agreement	By Reference	Clarivate F-4	April 23, 2019
4.6	Amended and Restated Registration Rights Agreement	Herewith	—	—

4.7	Form of Tax Receivable Agreement	By Reference	Clarivate F-4	April 25, 2019
4.8	Credit Agreement dated as of October 3, 2016 among Camelot UK Holdco Limited, as Holdings, Camelot UK Bidco Limited, as UK Holdco, Camelot Finance LP, as the US Tower Borrower, Camelot Cayman LP, as the FHC Tower Borrower, the US Company Borrowers specified therein, Camelot Finance S.A., as the Lux Company Borrower, certain Restricted Subsidiaries designated thereunder as Revolver Co-Borrowers, the several Lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent	By Reference	Clarivate F-4	February 27, 2019
4.9	First Amendment to the Credit Agreement	By Reference	Clarivate F-4	March 29, 2019
4.10	Second Amendment to the Credit Agreement	By Reference	Clarivate F-4	March 29, 2019
4.11	Director Acknowledgement Letter (Stead)	By Reference	Clarivate F-4	February 27, 2019
4.12	Director Acknowledgement Letter (von Blucher)	By Reference	Clarivate F-4	February 27, 2019
4.13	Director Acknowledgement Letter (Klein)	By Reference	Clarivate F-4	February 27, 2019
4.14	Form of Director Nomination Agreement	By Reference	Clarivate F-4	April 25, 2019
4.15	Clarivate Analytics Plc 2019 Incentive Award Plan	By Reference	Clarivate F-4	April 15, 2019
8.1	Subsidiaries of the Registrant	By Reference	Clarivate F-4	April 15, 2019
15.1	Consent of PricewaterhouseCoopers LLP (with respect to Camelot Holdings (Jersey) Limited financial statements)	Herewith	—	—