Form 20-F/A
period 2019-05-13
Clarivate Analytics PLC
filed 2019-06-17
CIK 1764046

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Shell Company Report on Form 20-F of Clarivate Analytics Plc (the “Form 20-F/A”) which was filed with the Securities and Exchange Commission on May 17, 2019 (the “Form 20-F”), is being filed solely for the purpose of adding Exhibit 101 to Item 19 “Exhibits” and to furnish the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101, which contains interactive data files in eXtensible Business Reporting Language, was previously omitted from the Form 20-F in accordance with the 30-day grace period for initial interactive data submission under Rule 405(a)(2)(ii) of Regulation S-T.

Except as described above, this Form 20-F/A does not, and does not purport to, amend, modify, update or restate any information set forth in the Form 20-F or reflect any events that occurred subsequent to the filing of the Form 20-F on May 17, 2019.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: June 17, 2019	CLARIVATE ANALYTICS PLC

/s/ Richard Hanks
Richard Hanks
Chief Financial Officer

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

(Net loss presented in thousands of dollars)
Pro Forma Basic and Diluted Loss Per Share	Twelve Months Ended December 31, 2018
Pro Forma net loss attributable to shareholders	$(204,871)

Weighted average ordinary shares outstanding, basic and diluted	305,249,999
Basic and diluted net loss per ordinary share	$(0.67)

Pro Forma Weighted Average Shares - Basic and Diluted
Clarivateordinary shares issued to the Company Owners	217,500,000
Total Clarivate ordinary shares issued to the sponsor and the founders	18,750,000
Clarivate ordinary shares issued to current Churchill public shareholders	68,999,999
Pro Forma Weighted Average Ordinary Shares – Basic and Diluted	305,249,999

As a result of the pro forma net loss, the earnings per share amounts exclude the anti-dilutive impact from the following securities:

•	The 34,500,000 warrants sold during the Churchill IPO converted in the Mergers into warrants to purchase up to a total of 34,500,000 Clarivate ordinary shares, which are exercisable at $11.50 per share;
•	The 18,300,000 private placement warrants sold concurrently with the Churchill IPO converted in the Mergers into warrants to purchase up to a total of 18,300,000 Clarivate ordinary shares. Approximately 17,265,826 of these private placement warrants are held by the sponsor, and available for distribution to certain founders and Garden State, exercisable at $11.50 per share but subject to vesting only when a $17.50 Stock Price Level is achieved. The remainder of the private placement warrants are not subject to such vesting threshold and are exercisable at $11.50;
•	The 7,000,000 Incentive Shares shall be allotted and issued to the persons designated by Jerre Stead and Michael Klein (or, in the event of death or incapacity of either, by his respective successor) if a $20.00 Stock Price Level is achieved on or before the sixth anniversary of the Closing Date; and

•	The 185,601 management options of the Company (based on the number of options to purchase Company ordinary shares outstanding as of December 31, 2018) converted in the Mergers into 24,524,698 options to purchase ordinary shares of Clarivate pursuant to the Clarivate Analytics Plc 2019 Incentive Award Plan, of which 6,655,037 are vested and 17,869,661 will be unvested and have weighted average exercise prices of $10.85 and $11.08, respectively, after giving effect to the expected adjustment to exercise prices of the management options of the Company in connection with the Tax Receivable Agreement. The number of outstanding management options assumes that no Company options will be exercised prior to the Closing Date.

EXHIBIT INDEX

Exhibit No.	Description	Included	Form	Filing Date
1.1	Amended and Restated Memorandum of Association and Articles of Association of Clarivate Analytics Plc	By Reference	Clarivate 20-F	May 17, 2019

2.1	Warrant Agreement between Continental Stock Transfer & Trust Company and Churchill Capital Corp	By Reference	Churchill 8-K	September 12, 2018
2.2	Indenture dated as of October 3, 2016 among Camelot Finance S.A., as Issuer, the guarantors party thereto and Wilmington Trust, National Association, as trustee governing the 7.875% Notes due 2024	By Reference	Clarivate F-4	February 27, 2019
4.1	Form of Warrants Subscription Agreement	By Reference	Churchill S-1	August 20, 2018
4.2	Form of Director and Officer Indemnification Agreements	By Reference	Clarivate F-4	April 15, 2019
4.3	Sponsor Agreement	By Reference	Clarivate F-4	February 27, 2019
4.4	Amendment No. 1 to the Sponsor Agreement	By Reference	Clarivate F-4	March 29, 2019
4.5	Amended and Restated Shareholders Agreement	By Reference	Clarivate F-4	April 23, 2019
4.6	Amended and Restated Registration Rights Agreement	By Reference	Clarivate 20-F	May 17, 2019

4.7	Form of Tax Receivable Agreement	By Reference	Clarivate F-4	April 25, 2019
4.8	Credit Agreement dated as of October 3, 2016 among Camelot UK Holdco Limited, as Holdings, Camelot UK Bidco Limited, as UK Holdco, Camelot Finance LP, as the US Tower Borrower, Camelot Cayman LP, as the FHC Tower Borrower, the US Company Borrowers specified therein, Camelot Finance S.A., as the Lux Company Borrower, certain Restricted Subsidiaries designated thereunder as Revolver Co-Borrowers, the several Lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent	By Reference	Clarivate F-4	February 27, 2019
4.9	First Amendment to the Credit Agreement	By Reference	Clarivate F-4	March 29, 2019
4.10	Second Amendment to the Credit Agreement	By Reference	Clarivate F-4	March 29, 2019
4.11	Director Acknowledgement Letter (Stead)	By Reference	Clarivate F-4	February 27, 2019
4.12	Director Acknowledgement Letter (von Blucher)	By Reference	Clarivate F-4	February 27, 2019
4.13	Director Acknowledgement Letter (Klein)	By Reference	Clarivate F-4	February 27, 2019
4.14	Form of Director Nomination Agreement	By Reference	Clarivate F-4	April 25, 2019
4.15	Clarivate Analytics Plc 2019 Incentive Award Plan	By Reference	Clarivate F-4	April 15, 2019
8.1	Subsidiaries of the Registrant	By Reference	Clarivate F-4	April 15, 2019
15.1	Consent of PricewaterhouseCoopers LLP (with respect to Camelot Holdings (Jersey) Limited financial statements)	By Reference	Clarivate 20-F	May 17, 2019

101.1NS	XBRL Instance Document	Herewith	—	—

101.SCH	XBRL Taxonomy Extension Schema Document	Herewith	—	—

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Herewith	—	—

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document	Herewith	—	—

101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Herewith	—	—

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Herewith	—	—